UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

QUARTERLY INFORMATION

September 30, 2024

TIM S.A.

QUARTERLY INFORMATION

September 30, 2024

Contents

Independent auditors’ report on quarterly information	1
Quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	7
Statements of changes in shareholders' equity	9
Statements of cash flows	11
Statements of value added	13
Performance comment	14
Notes to the individual and consolidated quarterly information	35
Tax Council Opinion	125
Statement of the Executive Officers on the quarterly information	126
Statement of the Executive Officers on the Independent auditors' report	127

EY
Building a better working world

Centro Empresarial PB 370
Praia de Botafogo, 370
8º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil

Tel: +55 21 3263-7000
ey.com.br

Independent auditor's review report on quarterly information

The Shareholders of
Tim S.A.
Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying interim financial information contained in the Quarterly Information Form (ITR) of Tim S.A. (the "Company") for the quarter ended September 30, 2024, comprising the balance sheets as of September 30, 2024 and the related statements of income, of comprehensive income for the three and nine-month periods then ended and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The executive board is responsible for the preparation of the interim financial information in accordance with Accounting Pronouncement NBC TG 21 - Interim Financial Reporting, and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

1

2

TIM S.A.
BALANCE SHEETS
September 30, 2024 and December 31, 2023
(In thousands of reais)

		Parent Company
	Note	September 2024	December 2023

Assets		54,535,904	55,260,156

Current assets		11,251,213	11,404,293
Cash and cash equivalents	4	2,287,330	3,077,931
Marketable securities	5	2,045,032	1,958,490
Trade accounts receivable	6	4,437,636	3,709,766
Inventories	7	382,256	331,783
Recoverable income tax and social contribution	8.a	274,520	494,382
Recoverable taxes, fees and contributions	9	765,714	943,767
Prepaid expenses	10	405,998	238,468
Derivative financial instruments	37	327,042	299,539
Leases	18	32,956	29,886
Other amounts recoverable	17	44,345	80,963
Other assets	13	248,384	239,318

Non-current assets		43,284,691	43,855,863
Long-term receivables		4,504,795	4,368,195
Marketable securities	5	15,231	12,949
Trade accounts receivable	6	127,637	199,007
Recoverable income tax and social contribution	8.a	212,381	218,897
Recoverable taxes, fees and contributions	9	979,503	874,539
Deferred income tax and social contribution	8.c	1,120,370	1,257,494
Judicial deposits	11	672,384	689,739
Prepaid expenses	10	258,500	138,937
Derivative financial instruments	37	526,247	507,873
Leases	18	207,966	206,455
Other financial assets	12	351,522	216,721
Other assets	13	33,054	45,584

Investment	14	1,390,695	1,450,812
Property, plant and equipment	15	22,467,329	22,411,815
Intangible assets	16	14,921,872	15,625,041

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A.
BALANCE SHEETS
September 30, 2024 and December 31, 2023
(In thousands of reais)

		Parent Company
	Note	September 2024	December 2023

Total liabilities and shareholders' equity		54,535,904	55,260,156

Total liabilities		28,558,652	29,244,216

Current liabilities		11,625,567	12,882,966
Suppliers	19	3,653,624	4,612,112
Loans and financing	21	401,306	1,267,237
Lease liabilities	18	1,802,680	1,808,740
Derivative financial instruments	37	185,499	239,714
Labor obligations		383,420	386,348
Income tax and social contribution payable	8.b	97,585	64,407
Taxes, fees and contributions payable	22	3,620,484	3,048,115
Dividends and interest on shareholders' equity payable	26	799,175	647,872
Authorizations payable	20	289,888	407,747
Deferred revenues	23	273,591	279,401
Other liabilities and provision	25	118,315	121,273

Non-current liabilities		16,933,085	16,361,250
Loans and financing	21	2,732,053	2,503,709
Lease liabilities	18	10,706,339	10,448,035
Taxes, fees and contributions payable	22	38,231	10,603
Provision for legal and administrative proceedings	24	1,518,008	1,410,299
Pension plan and other post-employment benefits	38	5,019	5,019
Authorizations payable	20	1,220,179	1,117,416
Deferred revenues	23	569,360	621,601
Other liabilities and provision	25	143,896	244,568

Shareholders' equity	26	25,977,252	26,015,940
Share capital		13,477,891	13,477,891
Capital reserves		380,629	384,311
Profit reserves		10,864,364	12,160,035
Equity valuation adjustments		(3,313)	(3,313)
Treasury shares		(47,988)	(2,984)
Retained earnings		1,305,669	-

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A.
STATEMENTS OF INCOME
Periods ended September 30, 2024 and 2023
(In thousands of reais, unless otherwise indicated)

		Parent Company
	Notes	3Q24	September 2024	3Q23	September 2023

Net revenue	28	6,418,943	18,817,012	6,055,319	17,567,847

Costs of services provided and goods sold	29	(2,959,380)	(8,827,486)	(2,838,833)	(8,826,109)
Gross income		3,459,563	9,989,526	3,216,486	8,741,738

Operating revenues (expenses):
Selling expenses	29	(1,510,611)	(4,472,387)	(1,435,297)	(4,176,711)
General and administrative expenses	29	(430,763)	(1,319,767)	(441,435)	(1,308,030)
Equity in earnings	14	(14,531)	(60,117)	(24,740)	86,968
Other revenues (expenses), net	30	(72,473)	(218,924)	(96,142)	(272,707)
		(2,028,378)	(6,071,195)	(1,997,614)	(5,670,480)

Income before financial revenues and expenses		1,431,185	3,918,331	1,218,872	3,071,258

Financial revenues (expenses):
Financial revenues	31	206,888	616,279	261,525	932,177
Financial expenses	32	(660,699)	(2,075,930)	(674,017)	(2,103,106)
Net foreign exchange variations	33	(5,501)	25,394	6,176	2,609
		(459,312)	(1,434,257)	(406,316)	(1,168,320)

Profit before income tax and social contribution		971,873	2,484,074	812,556	1,902,938

Income tax and social contribution	8.d	(166,847)	(378,405)	(96,551)	(148,025)

Net profit for the period		805,026	2,105,669	716,005	1,754,913

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.32	0.87	0.30	0.72

Diluted earnings per share	34	0.32	0.87	0.30	0.72

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A.
STATEMENTS OF INCOME
Period ended September 30, 2023
(In thousands of reais, unless otherwise indicated)

		Consolidated
	Notes	3Q23	September 2023

Net revenue	28	6,055,319	17,558,734

Costs of services provided and goods sold	29	(2,838,833)	(8,583,065)
Gross income		3,216,486	8,975,669

Operating revenues (expenses):
Selling expenses	29	(1,435,297)	(4,288,090)
General and administrative expenses	29	(441,435)	(1,309,616)
Equity in earnings	14	(24,740)	(66,419)
Other revenues (expenses), net	30	(96,142)	(274,335)
		(1,997,614)	(5,938,460)

Income before financial revenues and expenses		1,218,872	3,037,209

Financial revenues (expenses):
Financial revenues	31	261,525	952,926
Financial expenses	32	(674,017)	(2,011,031)
Net foreign exchange variations	33	6,176	2,609
		(406,316)	(1,055,496)

Profit before income tax and social contribution		812,556	1,981,713

Income tax and social contribution	8.d	(96,551)	(226,800)

Net profit for the period		716,005	1,754,913

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.30	0.72

Diluted earnings per share	34	0.30	0.72

See the accompanying notes to the individual and consolidated quarterly information.

6

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended September 30, 2024 and 2023
(In thousands of reais)

	Parent Company
	3Q24	September 2024	3Q23	September 2023

Net profit for the period	805,026	2,105,669	716,005	1,754,913

Other components of the comprehensive income
Total comprehensive income for the period	805,026	2,105,669	716,005	1,754,913

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF COMPREHENSIVE INCOME
Period ended September 30, 2023
(In thousands of reais)

	Consolidated
	3Q23	September 2023

Net profit for the period	716,005	1,754,913

Other components of the comprehensive income
Total comprehensive income for the period	716,005	1,754,913

See the accompanying notes to the individual and consolidated quarterly information.

8

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended September 30, 2024 and 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000		2,362,239	(2,984)	(3,313)	-	26,015,940

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	2,105,669	2,105,669
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	2,105,669	2,105,669
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (note 27)	-	(3,682)	-	-		-				-	-	(3,682)
Purchase of treasury shares, net of disposals	-	-	-	-		-			(45,004)	-	-	(45,004)
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-					(800,000)	(800,000)
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(1,310,000)		-		-	-	-	-	(1,310,000)
Distribution of reserve for expansion (Note 26)	-	-	-	1,310,000		(1,310,000)				-	-	-
Unclaimed dividends (Note 26)	-	-	-	14,329						-	-	14,329
Total contribution from shareholders and distribution to shareholders	-	(3,682)	-	14,329		(1,310,000)		-	(45,004)	-	(800,000)	(2,144,357)
Balances at September 30, 2024	13,477,891	380,629	1,380,427	7,121,698		-		2,362,239	(47,988)	(3,313)	1,305,669	25,977,252

See the accompanying notes to the individual and consolidated quarterly information.

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended September 30, 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	1,754,913	1,754,913
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	1,754,913	1,754,913
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	(30,399)	-	-		-				-	-	(30,399)
Purchase of treasury shares, net of disposals	-	-	-	-		-			(2,821)	-	-	(2,821)
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(600,000)		-		-	-	-	-	(600,000)
Distribution of expansion reserve	-	-	-	600,000		(600,000)				-	-	-
Allocation of net profit for the period:
Interest on Shareholders’ Equity	-	-	-	-		-					(945,000)	(945,000)
Total contribution from shareholders and distribution to shareholders	-	(30,399)	-	-		(600,000)		-	(2,821)	-	(945,000)	(1,578,220)
Balances at September 30, 2023	13,477,891	378,203	1,250,448	7,540,020		-		2,124,411	(2,984)	(3,844)	809,913	25,574,058

See the accompanying notes to the individual and consolidated quarterly information.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended September 30, 2024 and 2023
(In thousands of reais)

		Parent Company		Consolidated
	Note	September 2024	September 2023	September 2023
Operating activities
Profit before income tax and social contribution		2,484,074	1,902,938	1,981,713
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	29	5,300,633	5,147,438	5,367,064
Equity in earnings	14	60,117	(86,968)	66,419
Residual value of written-off property, plant and equipment and intangible assets		8,350	12,079	89,153
Interest on asset retirement obligation		8,722	28,150	33,325
Provision for legal and administrative proceedings	24	217,032	258,903	258,900
Inflation adjustment on judicial deposits and legal and administrative proceedings		119,229	164,187	164,187
Interest, monetary and exchange rate variations on loans and other financial adjustments		572,780	509,335	436,311
Yield from marketable securities		(123,049)	(41,926)	(41,926)
Interest on lease liabilities	32	1,072,860	831,677	730,103
Lease interest	31	(21,204)	(20,935)	(20,935)
Provision for expected credit losses	29	511,780	448,132	467,157
Long-term incentive plans	27	23,181	(30,399)	(30,399)
		10,234,505	9,122,611	9,501,072
Decrease (increase) in operating assets
Trade accounts receivable		(1,071,311)	(561,642)	(602,238)
Recoverable taxes, fees and contributions		272,337	35,148	29,718
Inventories		(50,473)	(179,255)	(179,255)
Prepaid expenses		(287,093)	(92,290)	(108,118)
Judicial deposits		34,648	15,777	15,777
Other assets		41,146	(104,571)	(98,492)
Increase (decrease) in operating liabilities
Labor obligations		(2,928)	35,114	35,114
Suppliers		(990,986)	(15,308)	(398,406)
Taxes, fees and contributions payable		332,075	466,740	437,476
Authorizations payable		(101,017)	(98,572)	(98,572)
Payments for legal and administrative proceedings	24	(245,847)	(274,238)	(274,238)
Deferred revenues		(58,051)	(12,886)	(41,679)
Other liabilities		(206,943)	(383,882)	(418,310)
Cash generated by operations		7,900,062	7,952,746	7,799,849
Income tax and social contribution paid		(89,892)	(228,184)	(228,184)
Net cash generated by operating activities		7,810,170	7,724,562	7,571,665

11

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended September 30, 2024 and 2023
(In thousands of reais)

		Parent Company		Consolidated
	Note	September 2024	September 2023	September 2023
Investment activities
Redemptions of marketable securities		6,061,430	2,357,193	2,357,193
Investments on marketable securities		(6,027,204)	(962,900)	(962,900)
Capital contribution 5G Fund		(131,348)	-	-
Cash from the acquisition of Cozani (Note 1)		-	421,835	-
Additions to property, plant and equipment and intangible assets		(3,175,860)	(3,212,417)	(3,212,417)
Other		16,624	19,896	19,896
Net cash used in investment activities		(3,256,358)	(1,376,393)	(1,798,228)

Financing activities
Additions of loans and financing		503,351	-	-
Amortization of loans		(1,287,585)	(177,786)	(177,786)
Interest paid- Loans		(92,229)	(134,636)	(134,636)
Payment of lease liability		(1,267,125)	(1,261,008)	(1,377,202)
Interest paid on lease liabilities		(1,083,355)	(995,448)	(1,068,135)
Lease incentives received		79,557	-	-
Derivative financial instruments		(128,641)	(196,406)	(196,406)
Purchase of treasury shares, net of disposals		(71,866)	(2,821)	(2,821)
Dividends and interest on shareholders’ equity paid	26	(1,996,520)	(1,756,352)	(1,756,352)
Net cash used in financing activities		(5,344,413)	(4,524,457)	(4,713,338)

Increase (decrease) in cash and cash equivalents		(790,601)	1,823,712	1,060,099

Cash and cash equivalents at the beginning of the period		3,077,931	1,785,100	2,548,713
Cash and cash equivalents at the end of the period		2,287,330	3,608,812	3,608,812

See the accompanying notes to the individual and consolidated quarterly information.

12

TIM S.A.
STATEMENT OF VALUE ADDED
Periods ended September 30, 2024 and 2023
(In thousands of reais)
	Parent Company		Consolidated
	September 2024	September 2023	September 2023
Revenues
Gross operating revenue	27,129,493	24,648,229	24,686,630
Losses on doubtful accounts	(511,780)	(448,132)	(467,157)
Discounts granted, returns and others	(5,318,008)	(4,382,739)	(4,383,342)
	21,299,705	19,817,358	19,836,131
Inputs acquired from third parties
Cost of services rendered and goods sold	(3,124,326)	(3,353,160)	(2,889,746)
Materials, energy, outsourced services and other	(2,835,989)	(2,892,244)	(2,963,600)
	(5,960,315)	(6,245,404)	(5,853,346)
Retentions
Depreciation and amortization	(5,300,633)	(5,147,438)	(5,367,064)
Net added value produced	10,038,757	8,424,516	8,615,721
Value added received in transfer
Equity in earnings	(60,117)	86,968	(66,419)
Financial revenues	812,088	1,073,256	1,094,005
	751,971	1,160,224	1,027,586
Total added value payable	10,790,728	9,584,740	9,643,307

Distribution of added value
Personnel and charges
Direct remuneration	593,582	577,081	577,081
Benefits	207,130	179,070	179,070
F.G.T.S	58,606	56,334	56,334
Other	46,547	33,264	33,264
	905,865	845,749	845,749
Taxes, fees and contributions
Federal	2,211,041	1,807,709	1,953,277
State	2,238,027	1,941,146	1,945,846
Municipal	78,137	64,052	63,731
	4,527,205	3,812,907	3,962,854
Third-party capital remuneration
Interest	2,241,226	2,238,090	2,146,015
Rents	1,004,951	926,408	927,103
	3,246,177	3,164,498	3,073,118
Other
Social investment	5,812	6,673	6,673
	5,812	6,673	6,673
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	800,000	945,000	945,000
Retained earnings	1,305,669	809,913	809,913
	2,105,669	1,754,913	1,754,913

See the accompanying notes to the individual and consolidated quarterly information.

13

2024 THIRD QUARTER RESULTS

MESSAGE FROM MANAGEMENT

The third quarter demonstrates our solid performance and our trajectory towards achieving the goals set for 2024, overcoming challenges throughout the year.

We have achieved consistent progress in our main business areas: (i) in Mobile, we delivered growth based on our value strategy; (ii) in B2B, we continued to evolve in our verticals, expanding connectivity indicators and IoT solutions; (iii) in Broadband, we followed our strategy of selective fiber expansion with a focus on profitability.

This quarter was also marked by the realization of the largest music festival in Latin America, Rock in Rio – an event where TIM was the official sponsor. This initiative reinforces our market positioning through music. We were the most talked-about company at the event with 90% overall favorability, further contributing to our trajectory of improving brand perception.

2024 THIRD QUARTER HIGHLIGHTS

FINANCIAL*

FINANCIAL RESULTS MEET OUR COMMITMENT TO DELIVER THE GUIDANCE FOR THE YEAR

- **Revenues keep growing at healthy pace:** Net Revenue +6.0% YoY and Service Revenue +6.1% YoY in 3Q24;
- **Revenue with positive contribution from different business fronts:** MSR +6.3% YoY, TIM Ultrafibra Revenue +6.0% YoY and Product Revenue +3.5% YoY in 3Q24;
- **Another record in Mobile ARPU:** total ARPU reaching R$31.7 (+4.8% YoY) in 3Q24, the highest in the sector;
- **EBITDA advance above Net Revenue (+7.5% YoY in 3Q24)**, supporting another margin expansion **(+0.7 p.p. YoY)** to bring the indicator to **over 50%;**
- **Operating Cash Flow with robust double-digit expansion:** EBITDA-AL (-) Capex growing 23.4% YoY in 3Q24, representing 25% of Net Revenue;
- **Net Income sustained a good growth in third quarter:** totaling R$805 million, +11.2% YoY.

OTHER HIGHLIGHTS

EVOLVING ON DIFFERENT FRONTS

- **Leadership in 5G coverage:** available in 495 cities by the end of September;
- Best network quality in Brazil: **operator with the highest score in the Consistent Quality index**;**
- **Postpaid customer base growing:** adding 709k new lines in 3Q24 and controlled churn in the range of -0.7% (ex-M2M);
- Launch of the **new *Controle* portfolio** and the **new Prepaid offer "TIM Pré XIP".**

+6.9%
YoY advance of Net Revenue in 9M24

+8.7%
YoY evolution of EBITDA in 9M24

49.3%
EBITDA Margin in 9M24

+29.7%
YoY growth of EBITDA-AL (-) Capex in 9M24

21.2%
EBITDA-AL (-) Capex over Net Revenue in 9M24

16.9%
Capex over Net Revenue in 9M24

+17.1%
YoY increase in Net Income in 9M24

R$ 800 mln
of IoC announced in 9M24

RESULTS CONFERENCE

November 5th, 2024, at:
10:00 a.m. (BRT) / 8:00 a.m. (US EST)
Livestream (Zoom): Click here

* Revenue, EBITDA and Net Income normalized by the items described in their respective sections. EBITDA-AL disregarding the impact of site decommissioning fines.
** According to Opensignal's Consistent Quality index in the September 3, 2024 report: Click here

14

2024 THIRD QUARTER RESULTS

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
FINANCIAL (R$ million)								
Normalized* Net Revenues	**6,419**	**6,055**	**6.0%**	**6,303**	**1.8%**	**18,817**	**17,600**	**6.9%**
Services Revenues	6,232	5,875	6.1%	6,103	2.1%	18,244	17,077	6.8%
Mobile Service	5,898	5,550	6.3%	5,766	2.3%	17,242	16,115	7.0%
Fixed Service	333	325	2.6%	337	-1.2%	1,003	962	4.2%
Normalized* Operating Expenses	(3,183)	(3,045)	4.5%	(3,150)	1.1%	(9,538)	(9,063)	5.2%
Normalized* EBITDA	**3,236**	**3,011**	**7.5%**	**3,153**	**2.6%**	**9,279**	**8,536**	**8.7%**
Normalized* EBITDA Margin	**50.4%**	**49.7%**	**0.7p.p.**	**50.0%**	**0.4p.p.**	**49.3%**	**48.5%**	**0.8p.p.**
Normalized* Net Income	805	724	11.2%	781	3.0%	2,106	1,798	17.1%
Capex	896	998	-10.2%	925	-3.1%	3,176	3,212	-1.1%
Normalized* EBITDA-AL - Capex	1,608	1,302	23.4%	1,536	4.7%	3,987	3,074	29.7%
OPERATIONAL ('000)								
Mobile Customer Base	**62,149**	**61,254**	**1.5%**	**61,986**	**0.3%**	**62,149**	**61,254**	**1.5%**
Prepaid	32,468	34,078	-4.7%	33,014	-1.7%	32,468	34,078	-4.7%
Postpaid	29,681	27,176	9.2%	28,972	2.4%	29,681	27,176	9.2%
TIM Ultrafibra Customer Base	**793**	**791**	**0.3%**	**798**	**-0.6%**	**793**	**791**	**0.3%**

* EBITDA normalized according to items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections. Net Income normalized according to items indicated in the Revenue and Costs sections, described above, and by non-recurring items in Income Tax and Social Contribution (-R$3.9 million in 3Q23, -R$5.9 million in 2Q23 and -R$12.4 million in 1Q23).

5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

15

2024 THIRD QUARTER RESULTS

EVENTS OF THE QUARTER AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON CAPITAL

On September 17, 2024, the Board of Directors of TIM S.A. approved the distribution of R$300 million as Interest on Capital. For more details, please access TIM S.A.'s Investor Relations website.

STRATEGIC PLAN 2024-2026 AND PROJECTION UPDATES

The Company estimates that it will remunerate its shareholders in approximately R$3.5 billion for the year 2024. This amount includes the R$800 million in Interest on Capital (IoC) that has already been announced and approximately R$2.7 billion in a combination of IoC and Dividends, to be approved. For more details, please access TIM S.A.'s Investor Relations website.

CONTRIBUTION TO THE 5G INVESTMENT FUND

By the end of September 2024, TIM made contributions of approximately US$ 36 million[1] to the 5G Fund managed by Upload Ventures Growth, LP, further reinforcing its commitment to boost the development of solutions based on 5G technology.

[1] Nominal value.

16

2024 THIRD QUARTER RESULTS

FINANCIAL PERFORMANCE

OPERATING REVENUE

REVENUE GROWING AT A HEALTHY PACE TO MEET 2024 GOALS

* Net Revenue normalized by the temporary effect from the inefficiency of PIS/COFINS arising from a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. became effective on April 01, 2023.

In 3Q24, Normalized Net Revenue grew by 6.0% YoY, totaling R$6,419 million. This result was mainly due to the expansion in Mobile Service Revenue, which increased by 6.3% YoY, leveraged by Postpaid, which grew by 8.3% YoY in 3Q24. In 9M24, revenue dynamics were similar, with Normalized Net Revenue increasing by 6.9% YoY and Mobile Service Revenue growing 7.0% YoY.

17

2024 THIRD QUARTER RESULTS

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue (“MSR”) amounted to R$5,898 million in 3Q24, corresponding to a 6.3% YoY expansion, benefited mainly by the positive performance in Postpaid which reflects a smarter management of the customer base amid a less pronounced annual price adjustment dynamic in 2024 compared to 2023. The following factors stand out for this performance: (i) the migration of customers to higher value-added plans (Prepaid-Postpaid and Pospaid-Postpaid); and (ii) efforts to reduce disconnection rates (Postpaid Churn ex-M2M of -0.7% in 3Q24). Normalized Mobile ARPU (average monthly revenue per user) reached R$31.7, representing an increase of 4.8% YoY. In 9M24, Normalized MSR grew by 7.0% YoY.

In 3Q24, Client Generated Revenue (MSR excluding interconnection, customer platform and other revenues) reached R$5,477 million, up by 6.5% YoY. This performance was explained by the recurring growth in revenue generated by TIM Customers and an increase in revenue from non-TIM Customers, benefited by the performance of TIM Viagem packages after the reformulation of the international roaming portfolio in September 2023. In 9M24, Client Generated Revenue grew by 7.5% YoY.

In 3Q24, Interconnection (ITX) Revenue dropped by 21.9% YoY, which was already expected and in line with the reduction in MTR (“Mobile Termination Rate”) rate and lower incoming traffic. In 9M24, this line fell by 18.6% YoY.

Customer Platform Revenue was R$40 million in 3Q24, compared to R$54 million in 3Q23, falling by 26.7% YoY. The reduction is explained by the Company's operating model which encompasses an activation fee-based model for some segments and a revenue share model for others. On the positive side, the Mobile Advertising and Data Monetization initiatives also stood out, growing robust double digits YoY for another quarter. In 9M24, the line reached R$101 million, down by 17.0% for the same reasons.

The Other Normalized[2] Revenue line increased by 21.7% YoY in 3Q24, mainly due to higher revenues from IoT projects for the agribusiness. In 9M24, this line increased by 13.0% YoY.

Below is the performance breakdown of each mobile customer profile:

(i)	Postpaid Revenue increased by 8.3% YoY in 3Q24, with Postpaid ARPU reaching R$43.3 in the quarter (-0.9% YoY) and Postpaid ex-M2M ARPU reaching R$53.2 (+0.7% YoY). This performance is explained by: (i) the annual price adjustments for part of the Postpaid customer base, but at a lower percentage than in 2023; (ii) efforts to migrate customers to higher-value plans; and (iii) the Company’s success in reducing churn rates .. In 9M24, Postpaid Revenue increased by 8.6% YoY.

[2] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, referring to the temporary effect of the inefficiency of PIS/COFINS, arising from a contract signed between TIM S.A and Cozani, which was extinguished with the merger Cozani.

18

2024 THIRD QUARTER RESULTS

(ii)	Prepaid Revenue declined by 5.1% YoY in 3Q24, with Prepaid ARPU reaching R$14.9 (-0.3% YoY). Excluding Interconnection Revenue, Prepaid Revenue would have declined by 4.3% YoY. This performance in Prepaid continues to be impacted by: (i) the consecutive increases in customer migration from Prepaid to Postpaid; and (ii) lower recharging recurrences in certain customer groups. In 9M24, Prepaid Revenue fell by 2.1% YoY.

Breakdown of the Fixed Segment (net of taxes and deductions):

In 3Q24, Fixed Service Revenue amounted to R$333 million, up by 2.6% YoY. In 9M24, Fixed Service Revenue grew by 4.2% YoY.

TIM Ultrafibra, the main line for the fixed segment, grew by 6.0% YoY in 3Q24, with ARPU of R$99.0 (+5.9% YoY). This performance reflects the Company's strategy to carry out a more selective expansion of TIM Ultrafibra, which arrived in the state of Rio Grande do Sul, covering 28 new municipalities in 3Q24. It is worth mentioning that FTTH (Fiber-to-the-Home) already accounts for over 94% of our total broadband customer base. In 9M24, TIM Ultrafibra Revenue increased by 7.7% YoY.

Details of Product Revenue (net of taxes and deductions):

Product Revenue expanded 3.5% in 3Q24 and 9.6% YoY in 9M24. In 9M24 the performance is explained by:(i) an increase in the volume of device sales; (ii) the sale of accessories (cases, screen protectors, etc.) for phones; (iii) an increase in sales of other equipment such as wearables and modules related to "B2B IoT," reinforcing the Company's portfolio diversification strategy.

19

2024 THIRD QUARTER RESULTS

OPERATING COSTS AND EXPENSES

EFFICIENT MANAGEMENT OF COSTS AND EXPENSES THAT CONTINUE TO GROW PRACTICALLY IN LINE WITH INFLATION IN THE PERIOD

* Operating Costs normalized by: expenses with consulting within the scope of the acquisition project of Oi Móvel and customer migration (+R$2.1 million in 3Q23, +R$16.3 million in 2Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23), expenses with specialized legal and administrative services (+R$1.1 million in 2Q23) and payroll expenses related to the acquisition of Oi Mobile (+R$8.4 million in 3Q23).

Normalized Operating Costs and Expenses was R$3,183 million in 3Q24, up by 4.5% YoY, practically in line with inflation in the period (in September, the accumulated 12-month IPCA was 4.42%), reflecting the Company’s efficient cost management. This line was negatively affected by these key items: (i) higher interconnection expenses, related to international roaming services and costs related to network; and (ii) higher advertising expenses due to the campaigns for TIM Pré XIP and Rock in Rio. In 9M23, Normalized Operating Costs and Expenses grew 5.2% YoY.

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel costs[3] grew by 7.4% YoY in 3Q24, impacted by annual salary adjustments and improved benefits, which were partially offset by the drop in expenses related to long-term incentives. In 9M24, this line increased by 8.3%, also due to the salary increases and improved benefits, in addition to provisions for expenses related to employee profit-sharing in the Company's results.

The Selling and Marketing line increased by 4.0% YoY in 3Q24, mainly due to higher advertising expenses related to the launch of TIM Pré XIP and the Rock in Rio campaigns. In 9M24, this cost line increased slightly, by 1.8% YoY, reflecting the increases in advertising expenses, as previously mentioned, and was partially offset by the recognition of Fistel credits, which had a positive effect in the 9M23 results.

[3] In 3Q23, the Personnel costs line had a non-recurring impact of R$8.4 million referring to payroll expenses related to the acquisition of Oi's mobile assets.

20

2024 THIRD QUARTER RESULTS

The Normalized Network and Interconnection group[4] increased by 9.2% YoY in 3Q24, due to: (i) higher expenses for international roaming services, still reflecting the increase in traffic volume after the strategy to reformulate the Postpaid portfolio in September 2023; and (ii) higher spending related to network infrastructure. These amounts were partially offset by lower expenses with content providers and leased lines. In 9M24, this line grew by 10.8% YoY.

Normalized General and Administrative Expenses (G&A)[5] fell by 0.7% YoY, totaling R$214 million in 3Q24, mainly due to customer billing digitalization initiatives. This reduction was partially offset by higher software maintenance expenses related to the cloud migration project and third-party services. In 9M24, this line fell by 2.8% for the same reasons.

The Cost of Goods Sold (COGS) line declined by 2.5% YoY in 3Q24,due to more efficient inventory management. In 9M24, COGS grew by 5.6%, in line with the same growth levels for sales of devices, mainly in 2Q24.

The Bad Debt line grew by 7.6% YoY in 3Q24, due to the growth in the Postpaid revenue base. Despite this increase, the Bad Debt over Gross Revenue ratio remains healthy, corresponding to 1.9% (compared to 1.9% in 3Q23). In 9M24, this expense line increased by 9.6% YoY.

Other Normalized[6] Operating Expenses (Income) fell by 24.6% YoY in 3Q24, mainly due to lower provisions for tax contingencies and lower expenses with civil lawsuits. In 9M24, this cost line fell by 19.9% YoY, for the same reasons.

[4] The Network and Interconnection line had a non-recurring impact of R$2.1 million in 3Q23, R$16.3 million in 2Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

[5] The G&A expenses line was impacted by non-recurring items, in the amount of R$1.1 million in 3Q23 and R$1.1 million in 2Q23, referring to expenses with specialized legal and administrative services for the acquisition of Oi’s assets.

[6] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$886k in 1Q23, referring to expenses with FUST/FUNTEL.

21

2024 THIRD QUARTER RESULTS

FROM EBITDA TO NET INCOME

EBITDA AND MARGINS CONTINUE TO EVOLVE AND SUSTAIN THE NET PROFIT EXPANSION

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
Normalized (R$ million)								
Normalized* EBITDA	3,236	3,011	7.5%	3,153	2.6%	9,279	8,536	8.7%
Normalized* EBITDA Margin	50.4%	49.7%	0.7p.p.	50.0%	0.4p.p.	49.3%	48.5%	0.8p.p.
Depreciation & Amortization	(1,790)	(1,755)	2.0%	(1,756)	2.0%	(5,301)	(5,367)	-1.2%
Depreciation	(1,313)	(1,277)	2.8%	(1,274)	3.1%	(3,862)	(3,934)	-1.8%
Amortization	(478)	(478)	-0.1%	(482)	-0.9%	(1,439)	(1,433)	0.4%
Equity in Earnings	(15)	(25)	-41.3%	(23)	-37.1%	(60)	(66)	-9.5%
Normalized* EBIT	1,431	1,230	16.3%	1,374	4.1%	3,918	3,103	26.3%
Normalized* EBIT Margin	22.3%	20.3%	2.0p.p.	21.8%	0.5p.p.	20.8%	17.6%	3.2p.p.
Net Financial Results	(459)	(406)	13.0%	(450)	2.1%	(1,434)	(1,055)	35.9%
Financial Expenses	(661)	(674)	-2.0%	(661)	-0.1%	(2,076)	(2,011)	3.2%
Normalized* Financial Income	207	262	-20.9%	188	9.9%	616	953	-35.3%
Net Exchange Variation	(6)	6	n.a.	23	n.a.	25	3	873.2%
Normalized* EBT	972	824	17.9%	924	5.2%	2,484	2,047	21.3%
Normalized* Income Tax and Social Contribution	(167)	(100)	66.0%	(143)	16.6%	(378)	(249)	51.9%
Normalized* Net Income	805	724	11.2%	781	3.0%	2,106	1,798	17.1%
Total Normalized Items	-	(8)	n.a.	-	n.a.	-	(43)	n.a.
Reported (R$ million)								
Reported EBITDA	3,236	2,999	7.9%	3,153	2.6%	9,279	8,471	9.5%
Reported EBITDA Margin	50.4%	49.5%	0.9p.p.	50.0%	0.4p.p.	49.3%	48.2%	1.1p.p.
Reported EBIT	1,431	1,219	17.4%	1,374	4.1%	3,918	3,037	29.0%
EBIT Margin	22.3%	20.1%	2.2p.p.	21.8%	0.5p.p.	20.8%	17.3%	3.5p.p.
Net Financial Results	(459)	(406)	13.0%	(450)	2.1%	(1,434)	(1,055)	35.9%
Income Before Taxes	972	813	19.6%	924	5.2%	2,484	1,982	25.3%
Income Tax and Social Contribution	(167)	(97)	72.8%	(143)	16.6%	(378)	(227)	66.8%
Reported Net Income	805	716	12.4%	781	3.0%	2,106	1,755	20.0%

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$4.2 million in 1Q23).

EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA reached R$3,236 million in 3Q24, up by 7.5% YoY, as a result of the positive Service Revenue performance and ongoing cost control initiatives. This improvement allowed the Normalized EBITDA Margin to reach higher levels, of 50.4% in the quarter, expanding by 0.7 p.p. YoY. In 9M24, Normalized EBITDA grew by 8.7% YoY, reaching a Margin of 49.3% (+0.8 p.p. YoY).

[7] EBITDA is normalized according to the items described in the “Revenue” and “Costs” sections.

22

2024 THIRD QUARTER RESULTS

Considering the effects of the leases on EBITDA, the Normalized EBITDA-AL (“After Lease”)[8] (excluding impacts from fines related to the site decommissioning process[9]) grew by 8.8% YoY in 3Q24, totaling R$2,504 million, with a margin of 39.0%, an increase of 1.0 p.p. YoY. This growth reflects the Company's consistent operational performance, despite the increase in recurring leases QoQ, which were impacted by: (i) lower levels of incentives arising from contractual negotiations; and (ii) an expected increase in new towers and the beginning of solar plants rental. In 9M24, Normalized EBITDA-AL grew by 13.9% YoY, totaling R$7,162 million.

[8] EBITDA-AL is normalized according to items described in the “From EBITDA to Net Income” section and excludes the impact of the fines related to the decommissioning process of the sites. For additional details, access Exhibit 5 – EBITDA After Lease.

[9] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM was already present.

23

2024 THIRD QUARTER RESULTS

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

The D&A line increased by 2.0% YoY in 3Q24, mainly driven by the combination of the following: (i) a higher depreciation for the network infrastructure and telecommunications equipment arising from investments made during the year to expand 5G; (ii) partially offset by a lower depreciation on IFRS 16 lease rights due to the sites decommissioning process. In 9M24, the D&A line fell by 1.2% YoY.

Normalized EBIT increased by 16.3% YoY in 3Q24, with a margin of 22.3%, reflecting the strong EBITDA growth in the period. In 9M24, Normalized EBIT increased by 26.3% YoY, achieving a margin of 20.8%.

NET FINANCIAL RESULT

In 3Q24, the Net Financial Result was negative by R$459 million, worsening by R$53 million from 3Q23. This result can be explained by factors that positively affect results in 3Q23, such as: (i) a negative impact from the annual comparison for interest on leases due to a more significant reduction in 3Q23, when lease contracts were renegotiated, in line with the decommissioning process for sites; (ii) lower monetary update on contingencies contributing to the performance of the other line in non-cash items; and (iii) a negative impact from non-cash items in mark-to-market for C6 due to the recognition, in 3Q23, of the achievement of a new contractual tranche of the bank’s subscription bonus. In 9M24, this line worsened by 35.9% YoY, mainly impacted by non-cash items: (i) a lower mark-to-market of derivatives; (ii) termination of capitalization on license interest; and (iii) a positive effect, in 1Q23, related to the renegotiation of lease tower contracts.

24

2024 THIRD QUARTER RESULTS

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution (IR/CSLL), in the Normalized[10] view, was -R$167 million in 3Q24, compared to -R$100 million in 3Q23, corresponding to an effective rate of -17.2% against -12.2% in 3Q23. This variation reflects the higher amounts of Interest on Capital declared in 3Q23, totaling R$425 million, compared to R$300 million in 3Q24. In 9M24, the Income Tax and Social Contribution line was -R$378 million, reaching an effective rate of -15.2%.

NET INCOME

Normalized Net Income[11] reached R$805 million in 3Q24 (+11.2% YoY), maintaining a double-digit annual growth for the 6th consecutive quarter and reaching the highest net income level recorded by the Company in a third quarter. As a result, Normalized Earnings per Share (EPS) for the quarter reached R$0.33 vs. R$0.30 in 3Q23. In 9M24, Normalized Net Income expanded by 17.1% YoY, with an EPS of R$0.87.

INVESTMENTS, CASH FLOW AND DEBT

THE EFFICIENT ALLOCATION OF INVESTMENTS ENABLES A HEALTHY CASH GENERATION AIMING AT DELIVERING THE GUIDANCE TARGETS

CAPEX

[10] The Income Tax and Social Contribution line had a non-recurring impact of -R$ 8.2 million in 1Q23, related to tax credits with the Cozani intercompany contract, and of -R$3.9 million in 3Q23, -R$5.9 million in 2Q23 and -R$4.2 million in 1Q23, related to other tax effects.

[11] Net Income is normalized according to items in the “From EBITDA to Net Income” section.

25

2024 THIRD QUARTER RESULTS

Capex amounted to R$896 million in 3Q24, a decrease of 10.2% YoY due to higher investments in network and IT infrastructure carried out by the Company in the same period of the previous year. Nevertheless, TIM continues to invest in the expansion of its 5G network, adding coverage to 142 new municipalities in the third quarter of 2024. The Total Capex over Normalized Net Revenue ratio reached 14.0% in 3Q24, compared to 16.5% in 3Q23 (falling by 2.5 p.p.). In 9M24, Capex fell by 1.1% YoY, reaching R$3,176 million. It is worth noting that the Company’s guidance for 2024 remains unchanged, with Capex guidance already disclosed between R$4.4 billion and R$4.6 billion.

CASH FLOW

Normalized EBITDA (-) Capex amounted to R$2,340 million in 3Q24, up by 16.3% YoY. Returning the effects from leases, Normalized EBITDA-AL[12] (-) Capex reached R$1,608 million, maintaining solid a double-digit growth pace (+23.4% YoY). Both results were achieved due to the consistent EBITDA growth and lower Capex levels. The Normalized EBITDA-AL (-) Capex over Normalized Net Revenue ratio reached 25.0% in the quarter. In 9M24, Normalized EBITDA (-) Capex grew by 14.6% YoY and Normalized EBITDA-AL (-) Capex increased 29.7% YoY (representing 21.2% of Normalized Net Revenue).

* The Company recognized incentives on lease payments received in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$14.1 million in 3Q24, +R$31.6 million in 3Q24, +R$31.6 million in 2Q24 and +R$33.9 million in 1Q24).

[12] EBITDA-AL is normalized according to items described in the “From EBITDA to Net Income” section and excludes the impact of the fines related to the decommissioning process of the sites. For additional details, access Exhibit 5 – EBITDA After Lease.

26

2024 THIRD QUARTER RESULTS

Operating Free Cash Flow (“OpFCF”) totaled R$1,743 million in 3Q24, increasing by R$288 million (+19.8% YoY) from 3Q23, primarily due to the improvement in Reported EBITDA (-) Capex, which increased by 16.9% YoY. The variation in working capital returned to a positive level, as expected by the Company, but, despite that, it declined by R$75 million from 3Q23. This performance is explained by: (i) the “Trade Accounts Receivable” line, which was impacted by new revenue lines; (ii) the “Suppliers” line, which was impacted by the mix between operating costs and Capex; (iii) partially offset by the “Other Liabilities” line, which has been reducing since last year due to payments to third parties that carried out the shutdown of towers. In 9M24, OpFCF grew by 27.2% YoY, due to the improvement in operating performance and reduction in lease payments.

It is worth highlighting that the full payment of the TFF (Operating Inspection Fee), which makes up the Fistel rate, has been suspended since 2020. The total amount registered, until September 30, 2024, was R$3.2 billion, of which R$2.5 billion was principal and R$659 million in late interest payments.

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	SOFR + 1.17826%	12/24 to 12/25	46	14	60
Debentures	BRL	IPCA + 4.0432% p.a.	06/28	18	1,929	1,947
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	48	344	392
BNDES Finem	BRL	TJLP + 1.95% p.a.	08/25	104	-	104
BNB	BRL	IPCA + 1.2228% a 1.4945% p.a.	02/28	185	445	630
Total Financial Debt				**401**	**2,732**	**3,133**
License (5G)	BRL	Selic	12/40	64	965	1,029
Total Debt Before Lease				**465**	**3,697**	**4,162**
Total Lease	BRL	IPCA/IGP-M (12.43% p.a.)	10/29	1,770	10,498	12,268
Total Debt				**2,235**	**14,195**	**16,430**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	3Q24	2Q24	1Q24	4Q23
R$ million				
Short-Term Debt	401	379	761	1,267
Long-Term Debt	2,732	2,717	2,487	2,504
Total Debt	**3,133**	**3,096**	**3,248**	**3,771**
Cash and Cash Equivalents	(4,332)	(3,312)	(3,371)	(5,036)
Net Derivatives ex C6	(145)	(172)	(65)	(65)
Net Debt	**(1,344)**	**(388)**	**(188)**	**(1,331)**
License (5G)	1,029	1,002	978	953
Net Debt AL	**(315)**	**614**	**790**	**(378)**
Total Lease	12,268	12,240	12,153	12,020
Total Net Debt	**11,953**	**12,854**	**12,943**	**11,642**
Net Debt AL / Normalized EBITDA AL*	**-0.03x**	**0.1x**	**0.1x**	**-0.04x**
Net Debt Total/Normalized EBITDA	**1.0x**	**1.1x**	**1.1x**	**1.0x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

LT Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2025	137	420
2026	946	2,197
2027	946	2,176
2028	795	2,007
After 2028	873	7,395
Total Debt	**3,697**	**14,195**

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2024 THIRD QUARTER RESULTS

Total Debt (post-hedge) amounted to R$16,285 million at the end of September 2024, down by R$1,976 million over 3Q23. This decrease reflects mainly: (i) the settlement of a portion of the short-term financial debt; and in a lower proportion (ii) the reduction in total leases, due to the decommissioning of sites.

The Cash and Securities balance totaled R$4,332 million at the end of September 2024, representing a decrease of 2.6% YoY. The disbursements made in the last 12 months, mainly those related to the settlement of a part of the short-term financial debt, were partially offset by the Company's solid operational performance in the period.

OPERATIONAL PERFORMANCE

MOBILE SEGMENT:

In 3Q24, TIM recorded 62.1 million mobile lines, representing a net addition of 895k new lines in the last 12 months and 163k new lines in the quarter. This result was driven by the Postpaid segment, which grew 9.2% YoY, totaling 29.7 million customers, an increase of more than 2.5 million customers in the last 12 months and 709k in 3Q24. Of these, 23.9 million were in Human Postpaid (+7.6% YoY). The Prepaid segment totaled 32.5 million customers, down by 4.7% YoY, impacted by the migration of customers from the Prepaid to Postpaid.

FIXED SEGMENT:

TIM Ultrafibra’s customer base reached 793k connections in 3Q24, practically flat in the annual comparison (+0.3% YoY). This performance reflects the Company’s strategy of being more selective in its geographic expansion. Even so, the FTTH base, which represents the main portion of its broadband services, added 744k new customers in 3Q24, an increase of 7.5% YoY.

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2024 THIRD QUARTER RESULTS

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase customer loyalty through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

I.	Commercial Partnerships with:
(i)	direct remuneration for the sale of advertising and data intelligence where the main products are TIM Ads and TIM Insights. We maintained a YoY growth in 3Q24, driven by recurring campaigns from relevant advertisers and the entry of new brands. We also launched the initial campaigns for external inventories, expanding our operations in the Retail Media model;
(ii)	remuneration for data products, through financial scores and standardized validation/authentication products to improve the digital security of our users. In 3Q24, we maintained a recurring growth in profitability of financial scoring solutions and Open Gateway products. Additionally, we performed over 78 million queries in the quarter, demonstrating our data processing capacity.

II.	Strategic Partnerships. In this model, in addition to TIM Ads and TIM Insights, we use the segmentation capacity of our base, combined with the strength of the TIM brand to endorse the partner brand, encouraging consumers to adopt the products of our strategic partners with exclusive offers for TIM customers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.
II.

Within this strategy, some verticals were listed as having a great opportunity for synergy with mobile services and a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already operating:

FINANCIAL SERVICES

In 2020, the Company concluded negotiations with C6 Bank and launched exclusive offers for TIM customers who opened accounts with the bank and used its services. In this contract, TIM receives remuneration for active accounts and the option to obtain equity participation in C6 Bank as certain goals are achieved, with the number of shares received for each goal achieved varying throughout the contract.

On February 01, 2021, TIM announced, within the scope of this partnership, that it obtained the right to exercise a subscription warrant equivalent to an indirect equity stake of approximately 1.44% of Banco C6’s share capital arising from the achievement, in December 2020, of the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert shares issued by Banco C6, representing 1.44% of the Bank’s capital. It is important to highlight that when said option was exercised, TIM gained a minority equity stake without a controlling position or significant influence over the management of Banco C6.

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2024 THIRD QUARTER RESULTS

In addition, TIM holds stock subscription options, which represent the Company's option to subscribe for 4.62% of C6's shares on September 30, 2024. Considering what has already been exercised, plus the options, TIM's potential stake in C6 Bank could reach approximately 6.06%, subject to the ongoing arbitration dispute. More details can be found in Notes 12, 31 and 37 of the ITR.

EDUCATION SERVICES

In the Education pillar, the partnership with Descomplica has already surpassed 700k subscribers in various courses such as ENEM preparatory courses, free courses, and undergraduate and postgraduate programs. Free courses focused on technology, such as ChatGPT and Artificial Intelligence for Non-Technicians, have already reached +130k subscribers in 2024.

HEALTH SERVICES

In the Health pillar, the Company operates a partnership with Cartão de Todos, with over 193k of TIM’s customers registered in the platform as of September 2024, with more than 64k of these subscriptions from the Prepaid, Control and Postpaid plans. TIM customers are still exempt from the membership fee, and those in the Control and Postpaid segment are entitled to 3 months of free monthly payments.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

3Q24 HIGHLIGHTS

o	For the fourth consecutive year, TIM has been recognized as one of the most diverse and inclusive companies in the world, earning the 1st global Telecom position in the FTSE Russell D&I Index 2024 (formerly the Refinitiv D&I Index). The index is one of the main tools used by investors around the world to identify companies with advanced practices in this area. Another important recognition for the company was its selection, for the second year running, to make up the IDIVERSA portfolio, a B3 index that assesses the representation of black people and women in the company and in leadership and non-leadership positions in Brazil.
o	In line with its commitment to tackling violence against women, TIM continues to make progress, in partnership with the Positive Women platform, with the Caminho Delas project. After transforming its 158 own stores in Brazil into safe places for women in situations of risk, the initiative has now reached the operator's resellers, expanding to a further 43 points in the states of Rio de Janeiro, São Paulo, Pernambuco, Minas Gerais and Paraíba. For this expansion, 350 employees from these establishments were trained by the startup Livre de Assédio, which supports the prevention of sexual harassment, moral harassment and discrimination.

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2024 THIRD QUARTER RESULTS

o	TIM launched the AI Academy to train its approximately 10,000 employees in Artificial Intelligence. The initiative reinforces the company's commitment to innovation and the development of new skills. Created in partnership with companies from the Education and AI ecosystem, such as: Exame, FIAP, Alura, Google, Microsoft, among others, the academy will offer a multi-format learning journey on behavioral and technical topics that will enable the use of technology to leverage business challenges. The operator has already identified more than 100 use cases that will be leveraged by AI.
o	Instituto TIM, in partnership with the NGO One By One, graduated the first class of 2024 from the Exponential Education program, a technological education project aimed at disabled children and young people supported by the organization and their families. Throughout the training, the 41 students of varying ages were able to develop entrepreneurial skills using a variety of tools.
o	Bateria do Instituto TIM, made up of children, young people and adults with and without disabilities, ended another cycle of training for its more than 50 members in September. The project offered free music and singing lessons, as well as psychological support, in 34 weekly meetings at the Centro da Música Carioca. Performances open to the public include the TIM Music Rio festival in Copacabana and the Mini Bloco pre-carnival in Tijuca.
o	Instituto TIM's Edital Fortalecendo Redes has shown promising results in the development of the 10 organizations selected from the Gerando Falcões Network. In the first half of 2024, significant institutional strengthening was observed, with several nonprofit organizations expanding their digital presence and improving their operations. Some actions had a direct impact on the communities served, such as the more efficient management achieved by Cores do Mará (MA), due to a better structuring of its operations and the hiring of specialized professionals. Each organization received 100,000 reais and around 9,000 people will be impacted by the organization’s actions.
o	For the second year in a roll, TIM was voted the best company in the Technology and Telecommunications sector in Exame's Best and Biggest 2024 awards, one of the most recognized economic and business awards in Brazil. With more than a thousand companies from different sectors taking part, only 15 were awarded, with TIM being the only one in its sector.
o	In the 3rd quarter, TIM incorporated eight new plants into its operation as part of the evolution of the Distributed Generation Project (DG), totaling more than 120 units. The project is responsible for promoting the supply of the network using renewable energy plants, with a predominance of solar plants. The expectation is that by the end of 2024, about 60% of the energy used by the company will come from DG, reaching a total of 134 plants, which will serve 25 states.

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2024 THIRD QUARTER RESULTS

o	TIM ended the 1st quarter with 1,860 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.

More information on TIM's ESG actions can be accessed in the Quarterly Report, available on the Investor Relations website.

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2024 THIRD QUARTER RESULTS

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2024 (“3Q24”) and the first nine months of 2024 (“9M24”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Exhibits

Exhibit 1: Operating Indicators

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2024 THIRD QUARTER RESULTS

EXHIBIT 1 – TIM S.A.

Operating Indicators

34

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A on September 30, 2024 (66.59% on December 31, 2023).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

As of September 30, 2024, TIM holds a 49% equity interest (49% as of December 31, 2023) in the company I-Systems (associated company) and held 100% on December 31, 2022 in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. Considering that the merger by TIM, through Act 3,535/2023, which transferred the SMP grants associated with it, and its consequent extinction, for all purposes and effects, on April 1, 2023, consequently, TIM S.A., does not have equity interests in Cozani on September 30, 2024.

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 20, 2022, TIM, together with other Buyer companies (Claro S.A. and Telefônica Brasil S.A.), after complying with the prior conditions established by CADE and ANATEL, concluded the acquisition transaction of Oi Móvel S.A. – Under Court-Ordered Reorganization (“Seller”, “Assignor” or “Oi Móvel”). Due to this, TIM now holds 100% of Cozani’s share capital, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

The total consideration recorded for the acquisition of Cozani was R$ 7,211.6 million.

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

35

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Considering the agreed purchase amounts, we had the following balances recorded as contractual obligations on December 31, 2022:

(i)	The amount of R$ 634.3 million was withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of R$ 634.3 million remained fully retained by the Company until the date of October 4, 2022, that the preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A. Said deposit remained in an account linked to the Court until the agreement reached between the parties in October 2023. For further details, see Note 11;

(ii)	The amount of R$ 77 million recognized as contingent consideration, until there was an agreement between the parties.

On October 4, 2023, TIM S.A., through a Material Fact, communicated to its shareholders and the market in general that the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

Considering the TIM Adjusted Final Price, the Company recovered a portion corresponding to half of the amount that had been deposited in court and subsequently transferred it to the Arbitration Chamber (equivalent to approximately R$ 317 million on the closing date, updated by the 100% of the CDI change until the deposit in court, plus interest and/or inflation adjustment, applicable until the date of the respective redemption), and the remaining amount was redeemed by the Seller as part of the purchase price of the UPI Ativos Móveis assigned to the Company. Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the decrease in the consideration, corresponding to the half of the amount in court, was recorded in the income (loss) for the year on the date of approval of the agreement (October 2023), under “other operating revenues (expenses)”.

On September 30, 2024 and December 31, 2023, considering the agreement signed with Oi S.A., the Company was free from any obligations mentioned in items (i) and (ii).

36

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Identifiable assets acquired and liabilities assumed

The fair value of the identifiable assets acquired and liabilities assumed from Cozani on the date of acquisition by TIM S.A. is finalized, according to the purchase price allocation report (“Price purchase allocation” - PPA). On the closing date of the “PPA”, on December 31, 2022, the analysis indicates the assets and liabilities presented below:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	193,382
Trade accounts receivable	362,379
Prepaid expenses	165,111
Recoverable taxes	13,535
Deferred income tax and social contribution	705,388
Property, plant and equipment	3,518,477
Intangible assets	3,599,811
8,558,083

Liabilities
Suppliers	(183,227)
Lease liabilities	(2,929,449)
Taxes payable	(157,595)
Deferred revenues	(95,135)
Other liabilities	(617,518)
(3,982,924)

Total net identifiable assets at fair value	4,575,159
Goodwill on acquisition (Note 16)	2,636,426
Total consideration	7,211,585

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date are summarized below:

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on 04/30/2022	1,282,579
Shareholders’ equity of Cozani at fair value on 04/30/2022	4,575,159
Surplus of radio frequencies(i)	3,038,951
Surplus of customers’ portfolio(ii)	253,629

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM(Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 7.67 years.

37

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The goodwill paid of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. The recognized goodwill has already been deducted for tax purposes since the date of the corporate acquisition of the company Cozani by TIM S.A., which took place on April 1, 2023.

Merger of Cozani

According to the Material Fact disclosed by the Company on February 27, 2023, the completion of the Merger would still depend on the conclusion of the operational procedures related to the systemic parameterization and obtaining prior consent from ANATEL, which took place when the Act 3535/2023 was published.

On March 31, 2023, the Board of Directors (“BoD”) acknowledged the obtaining of said consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the BoD declared that said Merger and the consequent extinction of Cozani became effective, for all purposes and effects, on April 1, 2023. The approved Acquisition did not give rise to a capital increase, nor issue of new shares of the Company, or changes in the Company’s shareholding, therefore, there is no need to approach different topics related to the exchange of shares or right to withdraw.

The purpose of this acquisition is to streamline the corporate structure of TIM S.A., eliminate overlapping authorizations for exploring the SMP service, standardize the services provided by the Companies, and will allow the concentration of activities related to the provision of personal mobile telecommunication services in a single company, in addition to optimize operating costs and efficiently allocate investments due to the integration of acquired assets.

The changes in Cozani’s equity between the date of the report (December 31, 2022) and the merger (April 1, 2023) were incorporated into the balance sheet of TIM S.A., as set forth in the protocol of merger. As a result of the merger, all operations of Cozani were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law.

The net assets as of December 31, 2022, is summarized below:

Assets		Liabilities
Current assets	1,376,107	Current liabilities	1,900,283
Non-current assets	3,987,996	Non-current liabilities	2,422,684
Long-term receivables	846,823
Property, plant and equipment	2,885,893
Intangible assets	255,280
		Net assets	1,041,136
Total assets	5,364,103	Total liabilities	5,364,103

38

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)
2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared and is being presented according to the accounting practices adopted in Brazil, which comprises the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. Accordingly, relevant information of the quarterly information is being evidenced and corresponds to the information used by management when administrating.

The significant accounting policies applied in the preparation of this quarterly information are below and/or presented in its respective notes. These policies were applied consistently over the periods presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

As a result of the merger of Cozani by TIM S.A., which occurred on April 1, 2023 (see Note 1), all Cozani's operations were transferred to TIM S.A. As a result, as of this date, there are no longer consolidated balance sheets, with only consolidated information on income and operations being presented up to the end of year 2023.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

On September 30, 2024, the Company reported a net profit of R$ 2,105,669. The Company’s current liabilities exceeded total current assets by R$ 374,354 due to the payment of a debt in the amount of R$ 1,379,814 and the distribution of additional dividends in the amount of R$ 1,310,000, of which R$ 874,000 have already been paid, leaving a balance of R$ 436,000, in addition to the distribution of 3rd Tranche of interest on shareholders’ equity (not paid) for the period in the amount of R$ 300,000. The Company has been recovering its working capital position through operating cash flow. On September 30, 2024, the Company’s shareholders’ equity is positive by R$ 25,977,252.

 In connection with the preparation of this quarterly information, Company’s Management made analyses which confirms that the cash generated by operations up to September 30 is positive by R$ 7.9 billion; therefore, there is no evidence of uncertainties about the going concern.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”.

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The IFRS do not require the presentation of this statement. Consequently, according to IFRS, this statement is presented as supplementary information, without prejudice to the set of quarterly information.

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b.	Functional and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company and its associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and all the operating activities of the Group are concentrated in TIM. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any resulting difference as a gain or loss is recorded in income (loss). Any retained investment is recognized at its fair value on the date control is lost.

40

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Acquirer must measure the non-controlling interest in the acquiree at the fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value on the acquisition date, regardless of the proportion of any non-controlling interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a gain from bargain purchase once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)
f.	Approval of quarterly information

This individual and consolidated quarterly information was approved by the Company's Board of Directors on November 4, 2024.

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the period ended September 30, 2024 that may affect the Company somehow.

IFRS 17 - Insurance Contracts

IFRS 17 (equivalent to CPC 50 Insurance Contracts) is a new accounting standard with scope for insurance contracts, covering recognition and measurement, presentation and disclosure. IFRS 17 (CPC 50) replaces IFRS 4 - Insurance Contracts (equivalent to CPC 11). IFRS 17 (CPC 50) applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entities that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics; some scope exceptions will apply. The overall purpose of IFRS 17 (CPC 50) is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting matters. IFRS 17 (CPC 50) is based on a general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (variable rate approach).
•	A streamlined approach (premium allocation approach) mainly for short-term contracts.

The new standard had no impact on the Group’s consolidated quarterly information.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 (equivalent to CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors) clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The Company assessed that the changes in the standard did not have a significant impact on the Group’s consolidated quarterly information.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 (equivalent to CPC 26 (R1) – Presentation of Financial Statements) and IFRS Practice Statement 2 provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to assist entities in providing more useful disclosures of accounting policies, replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies. Moreover, it adds a guidance on how entities apply the concept of materiality when making decisions about disclosures of accounting policies.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The changes had an impact on the disclosure of the Group’s accounting policies. The Company carried out an analysis of the financial statements, adjusting the preparation and presentation base notes, estimates and critical judgments, as well as explanatory notes when necessary. However, there was no impact on the measurement and recognition of items in the Group's quarterly information.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

- Amendments to IAS 12

The amendments to IAS 12 Income Taxes (equivalent to CPC 32) narrow the scope of the initial recognition exception, so that it no longer applies to transactions that generate equal taxable and deductible temporary differences, such as leases and decommissioning liabilities.

The changes had no impact on the Group’s consolidated quarterly information.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 (equivalent to CPC 32 – Income Taxes) were introduced in response to the OECD Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and
•	Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

The mandatory temporary exception - the use of which must be disclosed - takes effect immediately. The remaining disclosure requirements apply to annual reporting periods beginning on or after January 1, 2023, but not to any interim period ending on or before December 31, 2023.

The changes had no impact on the Group’s consolidated quarterly information.

Supplier financing agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows) and IFRS 7 (equivalent to CPC 40 (R1) - Financial Instruments: Disclosures) to clarify the characteristics of supplier financing arrangements and require additional disclosures of those arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of supplier financing arrangements on an entity’s obligations, cash flows and liquidity risk exposure.

The amendments are effective for annual financial statement periods starting on or after January 01, 2024. Early adoption is permitted, but must be disclosed.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The Company is assessing the impacts to ensure that all information complies with the standard.

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on September 30, 2024.

IFRS 18: Presentation and disclosure of financial statements

In April 2024, the IASB issued the new standard IFRS 18 - Presentation and Disclosure of Financial Statements. This standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions.

IFRS18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in the financial statements.

IFRS 18 will replace IAS 1 - Presentation of Financial Statements.

This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators.

The Company is assessing the impacts to ensure that all information complies with the standard.

Amendments to IFRS 16: Lease liabilities in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 (equivalent to CPC 06 – Leases) to specify the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction, aiming to ensure that the seller-lessee does not recognize any gain or loss that relates to the right of use that it maintains.

The amendments are effective for annual financial statement periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the initial application date of IFRS 16 (CPC 06). Early adoption is allowed and this fact must be disclosed.

The Group does not expect a significant impact on the quarterly information.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to Paragraphs 69 to 76 of IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements) to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following:

•	What is meant by the right to postpone settlement.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)
•	That the right to postpone must exist at the end of the financial reporting period.
•	That the classification is not affected by the likelihood that an entity will exercise its right of postponement.
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.

Moreover, a disclosure requirement was introduced when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement depends on the fulfillment of future covenants within twelve months.

The amendments apply to annual financial statements periods starting on or after January 1, 2024 and must be applied retrospectively.

The Group has not identified changes that have a significant impact on the financial statements.

Amendment to IFRS 9 – Disclosure of quantitative information for contractual terms

In May 2024, the IASB issued amendments to IFRS 9 related to financial assets, establishing that entities must disclose quantitative information, such as a range of possible changes in contractual cash flows. This means that entities need to provide both qualitative and quantitative information about the contractual terms that may impact the value of said cash flows. For example, possible changes in contractual interest rates arising from contingent events associated with ESG (environmental, social and governance) targets must be disclosed.

The amendments are effective for annual financial statement periods starting on or after January 1, 2026.

The Company is assessing the impacts to ensure that all information complies with the standard.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, resulting accounting estimates are seldom equal to the respective taxable income. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 8.c).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(b)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(c)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(d)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

(e)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 18), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)
4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

Company’s Management classifies its financial assets upon initial recognition.

	Parent Company
	September 2024	December 2023

Cash and banks	34,915	37,029
Free availability financial investments cash and cash equivalents:
CDB’s / Repurchases	2,252,415	3,040,902

	2,287,330	3,077,931

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such marketable securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfillment of short-term obligations by the company.

The average remuneration of CDB investments in 2024 is 101.27% p.a. (101.88% on December 31, 2023) of the variation of the interbank deposit certificate – CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent Company
	September 2024	December 2023

FUNCINE(i)	15,231	12,949
Fundo Soberano(ii)	4,037	1,840
FIC: (iii)
Government bonds(a)	1,544,798	1,203,968
CDB(b)	11,476	47,464
Financial bills(c)	230,521	303,131
Other (d)	254,200	402,087
	2,060,263	1,971,439

Current portion	(2,045,032)	(1,958,490)
Non-current portion	15,231	12,949

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(i) Since 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2024 was 1.95% p.a. (0.05% p.a. on December 31, 2023).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2024 was 99.44% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.37% on December 31, 2023).

(iii) The Company invests in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2024 was 107.28% p.a. of the variation of the Interbank Deposit Certificate - CDI (102.18% p.a. on December 31, 2023).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable equals the book value recorded as at September 30, 2024 and December 31, 2023.

Amounts expected to be received in more than 12 months are classified as long-term.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	September 2024	December 2023
Trade accounts receivable	4,565,273	3,908,773

Gross accounts receivable	5,217,657	4,538,512

Billed services	2,583,657	2,237,551
Unbilled services	1,084,396	1,036,339
Network use (interconnexion)	891,460	750,054
Sale of goods	638,469	494,279
Contractual assets (note 23)	19,346	19,957
Other accounts receivable	329	332

Provision for expected credit losses	(652,384)	(629,739)

Current portion	(4,437,636)	(3,709,766)
Non-current portion	127,637	199,007

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company
	September 2024	December 2023
	(9 months)	(12 months)

Opening balance	629,739	562,090
Balance of merged company (Note 1.2)	-	23,737
Supplement to expected losses	511,780	620,667
Write-offs of provision	(489,135)	(576,755)
Closing balance	652,384	629,739

The aging of accounts receivable is as follows:

	Parent Company
	September 2024	December 2023

Total	5,217,657	4,538,512

Falling due	3,736,264	3,291,399
Overdue (days):
≤30	370,506	302,042
≤60	131,989	118,333
≤90	100,571	107,759
>90	878,327	718,979

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)
7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company
	September 2024	December 2023

Total inventory	382,256	331,783

Inventories	397,946	346,207
Cell phones and tablets	262,168	203,596
Accessories and prepaid cards	111,171	113,363
TIM chips	24,607	29,248

Losses on adjustment to realizable value	(15,690)	(14,424)

8.	Income tax and social contribution

8.a	Recoverable income tax and social contribution

	Parent Company
	September 2024	December 2023

Recoverable income tax and social contribution	486,901	713,279

Income tax	311,615	429,461
Social contribution	175,286	283,818

Current portion	(274,520)	(494,382)
Non-current portion	212,381	218,897

In September 2021, the Federal Supreme Court (“STF”), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Until September 30, 2024, the total recognized inflation updating was R$ 125 million (R$ 113 million until December 31, 2023), representing the accumulated value throughout the transaction.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and in September 2023, the Company obtained credit approval from the Brazilian Federal Revenue Service. At this time, the tax credits recognized in assets were segregated, as the tax credit is made up of corporate income tax (IRPJ) and social contribution (CSLL) amounts overpaid and subject to offset against other federal debts and deferred tax assets backed by tax loss balances and negative basis of CSLL offset over the years considering a taxable income, increased by the SELIC update on undue debts. By reducing taxable income, it was possible to partially recover the tax loss and CSLL negative basis that were offset, as the legislation provides for the offsetting of up to 30% of the taxable income for the period.

Thus, in September 2023, the company carried out the reclassification between asset accounts (Recoverable income tax and social contribution x Deferred income tax and social contribution) amounting R$ 156 million, recognizing deferred taxes on tax losses and negative CSLL basis in the amounts of R$ 114 million and R$ 42 million, respectively. The amount of R$ 470 million that was reclassified from non-current to current remained in recoverable IRPJ and CSLL accounts. A write-off of R$ 13 million was made in the third quarter of 2023 to adjust the amount recorded in the third quarter of 2021. Throughout the third quarter of 2023, the Company started using such tax credits to offset current PIS and COFINS debits and other federal taxes. The Company used the amount of R$ 197 million in 2024 and R$ 151 million in 2023.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2024, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent Company
	September 2024	December 2023

Income tax and social contribution payable	97,585	64,407

Income tax	24,831	-
Social contribution	72,754	64,407

Current portion	(97,585)	(64,407)

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On September 30, 2024 and December 31, 2023, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company
	September 2024	December 2023

Tax loss carryforwards and negative basis of social contribution	53,167	201,227
Temporary differences:
Provision for legal and administrative proceedings	520,813	499,603
Provision for expected credit losses	251,917	242,160
Taxes with enforceability suspended(i)	1,157,447	948,808
Derivative financial instruments	(270,025)	(236,259)
Capitalized interest - 4G and 5G	(255,396)	(281,721)
Adjustments to standard IFRS 16 (ii)	767,676	675,817
Accelerated depreciation (iii)	(976,415)	(891,051)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	301,803	378,601
Amortized Goodwill – Cozani	(349,157)	(231,894)
Other assets	262,531	306,936
Other liabilities	(94,514)	(105,256)
	1,120,370	1,257,494

Deferred active tax portion	3,315,354	3,205,814
Portion of deferred tax liability	(2,194,984)	(1,948,320)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022, 2023 and 2024 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020, 2021, 2022, 2023 and 2024 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represents the addition of new contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (interest and depreciation) and tax expense (provision of service), under the terms of the current legislation.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 976 million until September 30, 2024 (R$ 891 million up to December 31, 2023) and applied as of January 1, 2020.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets acquired in the Cozani’s acquisition in April 2022.

Expected recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on September 30, 2024.

Based on these projections, the Company has the following expectation of recovery of credits:

Deferred income tax and social contribution (active installment)	Tax losses and negative basis	Temporary differences	Total
2024	53,167	573,387	626,554
2025	-	224,125	224,125
2026	-	168,114	168,114
>2027	-	2,296,561	2,296,561
Total	53,167	3,262,187	3,315,354

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used deferred credits arising from tax losses and negative social contribution basis in the amount of R$ 148 million by September 2024 (R$ 75 million as of September 30, 2023).

8.d Expense with current and deferred income tax and social contribution

	Parent Company		Consolidated
	September 2024	September 2023	September 2023
Current income tax and social contribution taxes
Income tax for the period	(333,433)	(170,894)	(171,152)
Social contribution for the period	(151,027)	(78,769)	(78,864)
Tax incentive – SUDENE/SUDAM(i)	243,180	158,163	158,163
	(241,280)	(91,500)	(91,853)
Deferred income tax and social contribution
Deferred income tax	(121,038)	(56,179)	(113,843)
Deferred social contribution	(16,087)	(346)	(21,104)
	(137,125)	(56,525)	(134,947)
	(378,405)	(148,025)	(226,800)

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	Parent Company		Consolidated
	September 2024	September 2023	September 2023

Profit before income tax and social contribution	2,484,074	1,902,938	1,981,713
Combined tax rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(844,585)	(646,999)	(673,782)

(Additions) / exclusions:
	-	-	-
Equity in earnings	(20,440)	29,569	(22,583)
Non-taxable revenues	7,280	13,086	13,086
Non-deductible expenses for tax purposes	(45,574)	(15,623)	(15,623)
Tax incentive – SUDENE/SUDAM(i)	243,180	158,163	158,163
Tax benefit related to interest on shareholders’ equity allocated	272,000	321,300	321,300
Other amounts	9,734	(7,521)	(7,361)
	466,180	498,974	446,982
Income tax and social contribution recorded in the income (loss) for the period	(378,405)	(148,025)	(226,800)
Effective rate	15.23%	7.78%	11.44%

(i)	As mentioned in Note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

9.	Taxes, fees and contributions to be recovered

	Parent Company
	September 2024	December 2023

Taxes, fees and contributions to be recovered	1,745,217	1,818,306

ICMS(i)	1,302,392	1,372,681
PIS/COFINS(ii)	196,663	164,508
IRRF (Withholding income tax) on interest earning bank deposits	61,281	81,445
Other	184,881	199,672

Current portion	(765,714)	(943,767)
Non-current portion	979,503	874,539

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii) The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

10.	Prepaid expenses

	Parent Company
	September 2024	December 2023

Prepaid expenses	664,498	377,405
Fistel(i)	87,218	-
Advertisements not released(ii)	57,516	13,047
Rentals and reinsurance	77,587	69,759
Incremental costs for obtaining customer contracts(iii)	185,496	190,663
IT Services(iv)	16,370	16,053
Contractual prepaid expenses(v)	220,266	75,464
Other	20,045	12,419

Current portion	(405,998)	(238,468)
Non-current portion	258,500	138,937

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(v) Represent the costs of installing a neutral network deferred over the term of the contract.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company
	September 2024	December 2023

Judicial deposits	672,384	689,739

Civil	292,585	286,430
Labor	65,128	68,202
Tax	229,857	220,842
Regulatory	115	115
Online attachment(i)	84,699	114,150

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 86,945 (R$ 83,438 on December 31, 2023).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

56

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 229,857 (R$ 220,842 on September 30, 2023), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 40,052 (R$ 38,650 on December 31, 2023).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 5,901 (R$ 5,668 on December 31, 2023).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 25,458 (R$ 24,048 on December 31, 2023).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 12,566 (R$ 12,177 on December 31, 2023).

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 12,774 (R$ 12,191 on December 31, 2023).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,871 (R$ 3,775 on December 31, 2023).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits referring to this discussion is R$ 4,081 (R$ 3,960 on December 31, 2023).

(h)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 70,388 (R$ 67,911 on December 31, 2023).

(i)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 29,174 (R$ 26,213 on December 31, 2023).

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits referring to this discussion is R$ 15,163 (R$ 15,759 on December 31, 2023).

12.	Other financial assets

	Parent Company
	September 2024	December 2023

Other financial assets	351,522	216,721

C6 Bank bonus warrant (i)	162,958	162,958
5G Fund (ii)	188,564	53,763

Non-current portion	351,522	216,721

The initial recognition of an equity instrument in the balance sheet is carried at its fair value as of the acquisition or issue date. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income.

(i) On March 23, 2020, TIM S.A. and BANCO C6 S.A. concluded the negotiations over a strategic partnership aimed at developing combined offerings with special benefits to the customer bases of Partners.

In July 2020, the first offering was launched in partnership with Banco C6, with special conditions to TIM customers who are also C6 customers. The innovating partnership provides great potential to generate value for both companies through user base growth and greater customer loyalty.

On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6’s share capital Banco C6 as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$ 162,958. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

(i) The Company has invested approximately R$ 189 million (R$ 54 million in 2023) in the Investment fund focused on 5G solutions “Upload Ventures Growth”.

Out of this total amount, it is worth emphasizing that on April 30, 2024 and September 23, 2024, the Company made contributions of approximately US$ 15 million (R$ 77 million) and US$ 10 million (R$ 54 million), respectively, to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

According to the requirements of IFRS 9 / CPC 48, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. See Note 37 in the section on Financial instruments measured at fair value for details of this information.

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

13.	Other assets

	Parent Company
	September 2024	December 2023

Other assets	281,438	284,902

Advances to employees	34,671	7,033
Advances to suppliers	47,135	66,018
Amounts receivable from TIM Brasil (Note 35)	23,248	22,803
Amounts receivable from incentivized projects	30,555	43,138
Taxes and labor contributions to offset	83,562	83,981
Other (i)	62,267	61,929

Current portion	(248,384)	(239,318)
Non-current portion	33,054	45,584

(i) A major portion related to: (a) other advances of R$ 17,106 (R$ 16,960 on December 31, 2023); (b) employee benefits reimbursement amounts to R$ 17,326 (R$ 14,344 as of December 31, 2023).

14.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1.2, on April 20, 2022, TIM S.A. (jointly with other buyers Telefônica Brasil S.A. and Claro S.A.), after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S/A – Under Court-Ordered Reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. On April 1, 2023, TIM S.A. acquired Cozani, therefore, for all effects, the latter was dissolved and consequently, for all purposes and effects, TIM S.A. does not have equity interest in Cozani on September 30, 2024 or December 31, 2023.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

TIM S.A. has 49% (49% on December 31, 2023) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

	September 2024	December 2023
Assets	2,053,561	2,053,886
Current and non-current assets	318,279	320,824
Tangible and intangible assets	1,735,282	1,733,062

Liabilities and shareholders’ equity	2,053,561	2,053,886
Current and non-current liabilities	762,928	669,921
Shareholders' equity	1,290,633	1,383,965

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	656,938	717,055
Fair value of investment (Note 14.b)	1,390,695	1,450,812

	September 2024	December 2023
Net loss for the year/period	(121,412)	(182,254)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(60,117)	(89,304)

a)	Interest in subsidiaries and associated company

	Associated companies		Subsidiary	Total
	September 2024 I-Systems	September 2023 I-Systems	Cozani up to 03/31/2023	September 2024	December 2023

Total number of shares	1,794,287,995	1,794,287,995	-	-	-

Interest in total capital	49%	49%	-	-	-

Shareholders' equity	1,290,633	1,383,965	-	-	-

Income (loss) for the period/year	(121,412)	(182,255)	-	-	-

Equity in earnings (i)	(60,117)	(89,304)	153,387	(60,117)	64,083
Amortization of surplus	-	-	(53,781)		(53,781)

Investment value	1,390,695	1,450,812	-	1,390,695	1,450,812

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(i) Cozani’s results show the changes from the acquisition date. The date of acquisition and transfer of control was April 20, 2022 and the results of the subsidiary Cozani were consolidated on April 30, 2022, as the financial information available is closest to the date of transfer of control. Management concluded that the impacts of results generated between the date of acquisition and the beginning of consolidation are immaterial. On April 1, 2023, Cozani was incorporated by TIM S.A. Therefore, there is no longer a company controlled by TIM S.A.

b)	Change of investment in associated company:

I-Systems (associated company)

Balance of investment on December 31, 2023	1,450,812
Equity in earnings	(60,117)
Balance of investment as of September 30, 2024	1,390,695

	I-Systems (associated company)	Cozani (merged subsidiary)	Total

Balance of investment on December 31, 2022	1,540,116	4,199,623	5,739,739
Amortization of surplus up to March 31, 2023	-	(53,781)	(53,781)
Equity in earnings	(66,419)	153,387	86,968
Cozani shareholders’ equity – acquired by TIM S.A.	-	(1,194,523)	(1,194,523)
Surplus of radio frequency and customer list	-	(3,104,706)	(3,104,706)
Balance of investment on September 30, 2023	1,473,697	-	1,473,697

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On September 30, 2024 and December 31, 2023, the Company has no other indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

•	Changes in property, plant and equipment
	Parent Company
	Balance in December 2023	Additions	Write-offs	Transfers	Balance in September 2024

Total cost of property, plant and equipment, gross	70,343,331	4,278,313	(449,147)	-	74,172,497
Commutation/transmission equipment	38,274,244	-	(68,329)	2,404,640	40,610,555
Fiber optic cables	786,762	-	-	4,390	791,152
Leased handsets	4,082,742	618	(11,452)	142,358	4,214,266
Infrastructure	7,737,385	-	(13,015)	139,792	7,864,162
Informatics assets	1,803,782	-	(3,332)	5,722	1,806,172
General use assets	1,004,301	-	(573)	29,717	1,033,445
Right-of-use in leases	15,973,178	1,770,769	(352,501)	-	17,391,446
Land	38,588	-	(7)	-	38,581
Construction in progress	642,349	2,506,926	62	(2,726,619)	422,718

Total accumulated depreciation	(47,931,516)	(3,862,104)	88,452	-	(51,705,168)
Commutation/transmission equipment	(28,413,977)	(1,990,750)	64,688	-	(30,340,039)
Fiber optic cables	(644,978)	(45,247)	-	-	(690,225)
Leased handsets	(3,761,002)	(152,522)	7,953	-	(3,905,571)
Infrastructure	(5,325,647)	(268,041)	12,195	-	(5,581,493)
Informatics assets	(1,715,818)	(28,346)	3,224	-	(1,740,940)
General use assets	(755,528)	(37,240)	392	-	(792,376)
Right-of-use in leases	(7,314,566)	(1,339,958)	-	-	(8,654,524)
Total property, plant and equipment, net	22,411,815	416,209	(360,695)	-	22,467,329
Commutation/transmission equipment	9,860,267	(1,990,750)	(3,641)	2,404,640	10,270,516
Fiber optic cables	141,784	(45,247)	-	4,390	100,927
Leased handsets	321,740	(151,904)	(3,499)	142,358	308,695
Infrastructure	2,411,738	(268,041)	(820)	139,792	2,282,669
Informatics assets	87,964	(28,346)	(108)	5,722	65,232
General use assets	248,773	(37,240)	(181)	29,717	241,069
Right-of-use in leases	8,658,612	430,811	(352,501)	-	8,736,922
Land	38,588	-	(7)	-	38,581
Construction in progress	642,349	2,506,926	62	(2,726,619)	422,718

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2022	Additions	Write-offs	Transfers	Addition by merger	Balance in September 2023

Total cost of property, plant and equipment, gross	54,530,017	4,175,355	(715,263)	-	11,371,149	69,361,258
Commutation/transmission equipment	28,749,731	16,412	(98,637)	2,404,742	6,527,485	37,599,733
Fiber optic cables	783,396	-	-	1,043	-	784,439
Leased handsets	2,956,156	-	(14,781)	170,725	920,690	4,032,790
Infrastructure	6,921,727	7,530	(20,646)	189,706	572,350	7,670,667
Informatics assets	1,780,652	-	(2,571)	25,518	-	1,803,599
General use assets	957,396	-	(451)	26,363	9,202	992,510
Right-of-use in leases	11,493,062	1,616,562	(577,642)	-	3,341,422	15,873,404
Land	39,802	-	-	-	-	39,802
Construction in progress	848,095	2,534,851	(535)	(2,818,097)	-	564,314

Total accumulated depreciation	(34,754,757)	(3,818,365)	127,275	-	(8,289,050)	(46,734,897)
Commutation/transmission equipment	(20,101,222)	(1,760,317)	95,635	-	(6,088,197)	(27,854,101)
Fiber optic cables	(583,854)	(45,919)	-	-	-	(629,773)
Leased handsets	(2,677,840)	(126,845)	9,841	-	(920,672)	(3,715,516)
Infrastructure	(4,404,860)	(275,417)	18,986	-	(587,153)	(5,248,444)
Informatics assets	(1,675,605)	(34,557)	2,561	-	-	(1,707,601)
General use assets	(698,448)	(37,439)	252	-	(7,706)	(743,341)
Right-of-use in leases	(4,612,928)	(1,537,871)	-	-	(685,322)	(6,836,121)
Total property, plant and equipment, net	19,775,260	356,990	(587,988)	-	3,082,099	22,626,361
Commutation/transmission equipment	8,648,509	(1,743,905)	(3,002)	2,404,742	439,288	9,745,632
Fiber optic cables	199,542	(45,919)	-	1,043	-	154,666
Leased handsets	278,316	(126,845)	(4,940)	170,725	18	317,274
Infrastructure	2,516,867	(267,887)	(1,660)	189,706	(14,803)	2,422,223
Informatics assets	105,047	(34,557)	(10)	25,518	-	95,998
General use assets	258,948	(37,439)	(199)	26,363	1,496	249,169
Right-of-use in leases	6,880,134	78,691	(577,642)	-	2,656,100	9,037,283
Land	39,802	-	-	-	-	39,802
Construction in progress	848,095	2,534,851	(535)	(2,818,097)	-	564,314

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in December 2022	Additions / depreciation	Write-offs	Transfers	Balance in September 2023

Total cost of property, plant and equipment, gross	65,529,479	4,814,239	(953,856)	-	69,389,862
Commutation/transmission equipment	35,061,237	16,412	(98,637)	2,404,742	37,383,754
Fiber optic cables	783,396	-	-	1,043	784,439
Leased handsets	3,876,846	-	(14,781)	170,725	4,032,790
Infrastructure	7,710,055	7,530	(20,646)	189,706	7,886,645
Informatics assets	1,780,690	-	(2,571)	25,518	1,803,637
General use assets	966,562	-	(451)	26,363	992,474
Right-of-use in leases	14,462,803	2,255,446	(816,234)	-	15,902,015
Land	39,802	-	-	-	39,802
Construction in progress	848,088	2,534,851	(536)	(2,818,097)	564,306

Total accumulated depreciation	(42,868,327)	(4,022,449)	127,275	-	(46,763,501)
Commutation/transmission equipment	(26,235,111)	(1,714,617)	95,635	-	(27,854,093)
Fiber optic cables	(583,854)	(45,919)	-	-	(629,773)
Leased handsets	(3,598,459)	(126,898)	9,841	-	(3,715,516)
Infrastructure	(4,992,013)	(275,417)	18,986	-	(5,248,444)
Informatics assets	(1,675,606)	(34,557)	2,561	-	(1,707,602)
General use assets	(706,014)	(37,579)	252	-	(743,341)
Right-of-use in leases	(5,077,270)	(1,787,462)	-	-	(6,864,732)
Total property, plant and equipment, net	22,661,152	791,790	(826,581)	-	22,626,361
Commutation/transmission equipment	8,826,126	(1,698,205)	(3,002)	2,404,742	9,529,661
Fiber optic cables	199,542	(45,919)	-	1,043	154,666
Leased handsets	278,387	(126,898)	(4,940)	170,725	317,274
Infrastructure	2,718,042	(267,887)	(1,660)	189,706	2,638,201
Informatics assets	105,084	(34,557)	(10)	25,518	96,035
General use assets	260,548	(37,579)	(199)	26,363	249,133
Right-of-use in leases	9,385,533	467,984	(816,234)	-	9,037,283
Land	39,802	-	-	-	39,802
Construction in progress	848,088	2,534,851	(536)	(2,818,097)	564,306

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

65

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Additions (i)	612,487	413,912	157,079	587,291	1,770,769
Remeasurement	(158,916)	(21,905)	(171,680)	-	(352,501)
Depreciation	(559,985)	(116,294)	(292,575)	(371,104)	(1,339,958)
Balances at September 30, 2024	4,570,735	1,109,104	2,044,531	1,012,552	8,736,922
Annual depreciation rates	12.32%	12.01%	12.58%	10.51%

(i) The change in the right of use in leases includes net addition of lease incentives received, totaling R$ 80 million.

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134
Additions by merger	1,478,836	-	1,177,264	-	2,656,100
Additions	863,253	223,117	340,051	190,141	1,616,562
Remeasurement	(330,923)	(34,553)	(212,166)	-	(577,642)
Depreciation	(725,278)	(102,361)	(342,175)	(368,057)	(1,537,871)
Balances at September 30, 2023	4,923,848	725,413	2,559,856	828,166	9,037,283
Annual depreciation rates	12.25%	11.68%	12.58%	8.17%

	Consolidated
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533

Additions	880,136	222,821	800,824	190,142	2,093,923
Remeasurement	(382,490)	(34,553)	(237,668)	-	(654,711)
Depreciation	(920,247)	(102,065)	(397,092)	(368,058)	(1,787,462)
Balances at September 30, 2023	4,923,848	725,413	2,559,856	828,166	9,037,283
Annual depreciation rates	12.25%	11.68%	12.58%	8.17%

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

•	Depreciation rates

Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20
Leasehold improvements	10–20
Right-of-use in leases	10−12

In 2023, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives of assets.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

67

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Parent Company
	Balance in December 2023	Additions/ Amortization	Write-offs	Transfers	Balance in September 2024

Total cost of intangible assets, gross	46,313,583	735,516	(186)	-	47,048,913
Software licenses	23,167,846	-	(30)	634,197	23,802,013
Authorizations	18,794,239	61,889	-	22,678	18,878,806
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	5,114	212,703
List of customers	253,629	-	-	-	253,629
Other assets	574,245	-	-	8,527	582,772
Intangible assets under development	203,866	673,627	(156)	(670,516)	206,821

Total accumulated amortization	(30,688,542)	(1,438,529)	30	-	(32,127,041)
Software licenses	(20,785,708)	(703,569)	30	-	(21,489,247)
Authorizations	(9,377,907)	(671,010)	-	-	(10,048,917)
Infrastructure right-of-use - LT Amazonas	(97,174)	(8,269)	-	-	(105,443)
List of customers	(55,137)	(24,812)	-	-	(79,949)
Other assets	(372,616)	(30,869)	-	-	(403,485)

Total intangible assets, net	15,625,041	(703,013)	(156)	-	14,921,872
Software licenses(c)	2,382,138	(703,569)	-	634,197	2,312,766
Authorizations(f)	9,416,332	(609,121)	-	22,678	8,829,889
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(8,269)	-	5,114	107,260
List of customers	198,492	(24,812)	-		173,680
Other assets	201,629	(30,869)	-	8,527	179,287
Intangible assets under development	203,866	673,627	(156)	(670,516)	206,821

68

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2022	Additions/ Amortization	Addition by merger	Write-offs	Transfers	Capitalized interest	Balance in September 2023

Total cost of intangible assets, gross	38,732,905	703,496	6,446,789	(489)	-	95,678	45,978,379
Software licenses	20,876,377	-	1,366,860	(185)	692,564	-	22,935,616
Authorizations	11,250,610	8,843	4,598,839	-	2,895,712	-	18,754,004
Goodwill(i)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	-	5,811	-	207,589
List of customers	-	-	253,629	-	-	-	253,629
Other assets	339,417	-	227,461	(304)	6,786	-	573,360
Intangible assets under development	2,952,554	694,653	-	-	(3,600,873)	95,678	142,012

Total accumulated amortization	(25,730,124)	(1,373,330)	(3,102,345)	367	-	-	(30,205,432)
Software licenses	(18,454,058)	(736,418)	(1,355,500)	185	-	-	(20,545,791)
Authorizations	(6,984,930)	(584,917)	(1,586,245)	-	-	-	(9,156,092)
Infrastructure right-of-use - LT Amazonas	(86,488)	(7,987)	-	-	-	-	(94,475)
List of customers		(16,554)	(30,312)	-	-	-	(46,866)
Other assets	(204,648)	(27,454)	(130,288)	182	-	-	(362,208)

Total intangible assets, net	13,002,781	(669,834)	3,344,444	(122)	-	95,678	15,772,947
Software licenses(c)	2,422,319	(736,418)	11,360	-	692,564	-	2,389,825
Authorizations(f)	4,265,680	(576,074)	3,012,594	-	2,895,712	-	9,597,912
Goodwill(d)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(7,987)	-	-	5,811	-	113,114
List of customers	-	(16,554)	223,317	-			206,763
Other assets	134,769	(27,454)	97,173	(122)	6,786	-	211,152
Intangible assets under development	2,952,554	694,653	-	-	(3,600,873)	95,678	142,012

69

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in December 2022	Additions/ Amortization	Write-offs	Transfers	Capitalized interest	Balance in September 2023

Total cost of intangible assets, gross	45,179,692	703,494	(488)	-	95,678	45,978,376
Software licenses	21,979,251	-	-	956,365		22,935,616
Authorizations	15,839,784	8,843	-	2,905,377		18,754,004
Goodwill	3,112,169	-	-	-		3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	5,811		207,589
Other assets	819,207	-	(488)	8,268		826,987
Intangible assets under development	3,227,503	694,651	-	(3,875,821)	95,678	142,011

Total accumulated amortization	(28,763,144)	(1,442,652)	367	-	-	(30,205,429)
Software licenses	(19,922,202)	(623,589)	-	-	-	(20,545,791)
Authorizations	(8,403,807)	(752,285)	-	-	-	(9,156,092)
Infrastructure right-of-use - LT Amazonas	(86,488)	(7,987)	-	-	-	(94,475)
Other assets	(350,647)	(58,791)	367	-	-	(409,071)

Total intangible assets, net	16,416,548	(739,158)	(121)	-	95,678	15,772,947
Software licenses(c)	2,057,049	(623,589)	-	956,365	-	2,389,825
Authorizations(f)	7,435,977	(743,442)	-	2,905,377	-	9,597,912
Goodwill(d)	3,112,169	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(7,987)	-	5,811	-	113,114
Other assets	468,560	(58,791)	(121)	8,268	-	417,916
Intangible assets under development	3,227,503	694,651	-	(3,875,821)	95,678	142,011

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

70

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–25
Infrastructure right-of-use	up to 5
Other assets	up to 10
List of Cozani’s clients	13.04
Cozani’s permit license capital gains	5.66

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwill, based on the expected future profitability on September 30, 2024 and December 31, 2023.

Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on September 30, 2024 and December 31, 2023.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the Company, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

71

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on September 30, 2024 and December 31, 2023.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A., Tim Group’s operating company in Brazil and that in 2023 merged Cozani’s balances, acquired in 2022. This methodology is aligned with the company's strategic direction. It is worth highlighting that the group’s results are mainly represented by TIM S.A., but since the merger of Cozani occurred on April 1, 2023, these results impacted the consolidated TIM S.A. until March 31, 2023.

72

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

On December 31, 2023, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 1.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On December 31, 2023, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate, concluding that there is no need to form a provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On September 30, 2024, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, occurred in 5 semi-annual installments between 2022 and 2024, and were monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations in service was carried out. The Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate until 2023, incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity.

74

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The total effect on the Company’s intangible assets on September 30, 2024 referring to 5G radio frequencies and related obligations was R$ 4,053 million (R$ 4,053 million on December 31, 2023) and there are no more balances of assets in progress relating to 5G licenses since 2023.

17.	Other amounts recoverable

These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

On September 30, 2024, this credit is R$ 44,345 (R$ 80,963 on December 31, 2023).

18.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	Parent Company
	September 2024	December 2023
LT Amazonas(i)	176,570	177,569
Sublease “resale stores” – IFRS 16 (ii)	64,352	58,772
	240,922	236,341

Current portion	(32,956)	(29,886)
Non-current portion	207,966	206,455

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	Until September 2025	October 2025 to September 2030	October 2030 onwards	Nominal values	Present value
	59,464	211,766	93,415	364,645	240,922
LT Amazonas	32,294	161,244	93,344	286,882	176,570
Sublease “resale stores” – IFRS 16	27,170	50,522	71	77,763	64,352

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s subleasing revenue in the period ended September 30, 2024, is R$ 46,095 (R$ 48,292 in the same period of 2023).

Liabilities

	Parent Company
	September 2024	December 2023

LT Amazonas(i)	328,313	327,820
Sale of towers (leaseback)(ii)	1,623,412	1,679,221
Other (iii)	129,790	147,051
Subtotal	2,081,515	2,154,092

Other leases: (iv)
Leases – Network Infrastructure	5,568,734	5,476,509
Leases - Shops & kiosks & real estate	1,272,940	958,981
Leases - Land (Network)	2,492,882	2,793,441
Leases – Fiber	1,092,948	873,752
Subtotal leases IFRS 16 / CPC 06 (R2)	10,427,504	10,102,683
Total	12,509,019	12,256,775

Current portion	(1,802,680)	(1,808,740)
Non-current portion	10,706,339	10,448,035

76

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The amount of interest paid in the period ended September 30, 2024 related to IFRS 16 / CPC 6 (R2) was R$ 868,444 (R$ 843,404 in the same period of 2023).

In 2024, the amount of R$ 110 million (R$ 155 million in the same period of 2023) was paid, referring to fines applied related to the decommissioning process of sites.

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Parent Company

	Until September 2025	October 2025 to September 2030	October 2030 onwards	Nominal values	Present value
Total - Lease liability	2,957,934	9,317,052	8,305,674	20,580,660	12,509,019

LT Amazonas	74,007	306,270	177,470	557,747	328,313
Sale and leaseback of Towers	296,923	1,443,251	1,408,525	3,148,699	1,623,412
Other	39,598	116,116	5,870	161,584	129,790

Total other leases	2,547,406	7,451,415	6,713,809	16,712,630	10,427,504
Leases – Network infrastructure	1,252,728	4,057,735	3,784,720	9,095,183	5,568,734
Leases - Shops & kiosks & real estate	281,813	860,154	1,067,660	2,209,627	1,272,940
Leases - Land (Network)	530,676	1,697,297	1,861,429	4,089,402	2,492,882
Leases – Fiber	482,189	836,229	-	1,318,418	1,092,948

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

77

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) Other leases:

Besides the aforementioned lease agreements, the Company also has tower lease agreements that are part of the lease obligations under the agreement with American Tower.

The present value, principal and interest value as of September 30, 2024 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 12.14% (13.63% in 2023).

(iv) It is substantially represented by lease transactions in transmission towers in the scope of IFRS 16.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 22,687 on September 30, 2024 (R$ 24,350 in the same period of 2023).

19.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company
	September 2024	December 2023

Suppliers	3,653,624	4,612,112

Domestic currency	3,037,549	4,052,047
Suppliers of materials and services (i)	2,956,895	3,970,040
Interconnection(ii)	50,461	50,519
Roaming (iii)	3423	64
Co-billing (iv)	26,770	31,424

Foreign currency	616,075	560,065
Suppliers of materials and services (i)	275,137	220,061
Roaming (iii)	340,938	340,004

Current portion	3,653,624	4,612,112

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company entered into contracts with banks to assist its suppliers who requested drawee risk operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. On September 30, 2024, the Company has approximately R$ 192 million (R$ 316 million as of December 31, 2023) related to the drawee risk operation.

20.	Authorizations payable

On September 30, 2024 and December 31, 2023, the Company has the following commitments with ANATEL:

	Parent Company
	September 2024	December 2023

Renewal of authorizations(i)	279,548	257,616
Updated ANATEL liability(ii)	201,778	190,771
Authorizations payable(iii)	1,028,741	1,076,776
	1,510,067	1,525,163

Current portion	(289,888)	(407,747)
Non-current portion	1,220,179	1,117,416

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[13] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. On September 30, 2024, the outstanding balances relating to the renewal of Permits were R$ 279,548 (R$ 257,616 as of December 31, 2023).

[13] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

79

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 202 million on September 30, 2024 (R$ 190 million on December 31, 2023), which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (the three first installments were paid in the amounts of R$ 46, R$ 52 and R$ 58 million). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements occurred until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). Regarding EACE, five contributions totaling R$ 661 million were completed up to September 30, 2024 (R$ 533 million up to December 31, 2023).

As of September 30, 2024, the outstanding balance, relating to radio frequencies is R$ 1,029 million, referring exclusively to radio frequencies plus interest, with no remaining obligations with EAF or EACE (R$ 1,077 million as of December 31, 2023).

The authorizations payable on September 30, 2024 due in long-term is in accordance with the following schedule:

Parent Company
September 2024
2025	319,099
2026	63,838
2027	63,838
2028	63,838
2029	63,838
2030	63,838
2031	58,138
>2032	523,752
1,220,179

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on September 30, 2024, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – Nov 2028 1800 MHz – Dec 2032		Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

81

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Pernambuco	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

				Parent Company
Description	Currency	Charges	Maturity	September 2024	December 2023
KFW Finnvera³ (ii)	USD	SOFR + 1.18% p.a.	Dec 2024–Dec 2025	60,480	124,411
Scotland (ii)	USD	1.4748% p.a.	Apr 2024	-	485,498
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	-	515,068
Debêntures¹ (ii)	BRL	IPCA + 4.0432% p.a.	June 2028	1,946,860	1,859,897
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	392,337	392,340
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb 2028	630,036	206,140
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	103,646	187,592
Total				3,133,359	3,770,946

Current				(401,306)	(1,267,237)
Non-current				2,732,053	2,503,709

¹ The total automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture. In June 2024 we had the first reduction of 0.125% per annum due to the achievement of the 4G target.

² BNB interest rates already include a 15% discount for payment. The financing agreement signed in 2020 in the amount of R$ 752 million had its second disbursement in the amount of R$ 387 million in May 2024. The remaining balance of R$ 116 million was disbursed in July 2024, thus completing the total disbursement of the contracted amount.

³ The debt with KFW Finnvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Guarantees

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

According to the schedule established for the Company’s debt maturities, in the period ended September 30, 2024, debts in excess of R$ 1 billion, with charges above 110% of the CDI rate, were settled at their original maturities. Conversely, R$ 387 million (May 2024) and R$ 116 million (July 2024) were brought in under a contract previously signed with BNB, with financial charges below 57% of the CDI rate, reducing the weighted cost of the company’s financing.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually. The index is the Net Financial Debt on EBITDA. The Company has been complying with all the established ratios.

Company’s loans and financing on September 30, 2024 due in long-term is in accordance with the following schedule:

2025	73,477
2026	882,616
2027	882,616
2028	731,329
2029	55,548
2030	55,548
2031	50,919
2,732,053

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2024	135,510
2025	339,273
2026	882,616
2027	882,616
2028	731,329
2029	55,548
2030	55,548
2031	50,919
3,133,359

83

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With respect to proceeds contracted with The Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on September 30, 2024 and December 31, 2023 is detailed in the table below:

	September 2024	December 2023

BNP Paribas	-	520,990
The Bank of Nova Scotia	-	478,098
Debentures	1,846,742	1,821,869
BNDES	368,084	381,027
BNB	583,325	193,878

22.	Taxes, fees and contributions payable

	Parent Company
	September 2024	December 2023

Taxes, fees and contributions payable	3,658,715	3,058,718

Value-added tax on sales and services - ICMS	281,744	249,485
ANATEL’s taxes and fees(i)	3,178,256	2,563,784
Imposto sobre Serviço [Service tax] - ISS	71,945	67,765
PIS / COFINS	49,249	49,312
Other (ii)	77,521	128,372

Current portion	(3,620,484)	(3,048,115)
Non-current portion	38,231	10,603

84

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2024, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

As of September 30, 2024, the total value of the obligation relating to TFF is R$ 3,168 million, of which R$ 2,509 million in principal and R$ 659 million in interest on arrears (as of December 31, 2023, the total was R$ 2,554 million, of which R$ 2,087 million in principal and R$ 467 million in interest on arrears).

(ii) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on June 31, 2026.

23.	Deferred revenues

	Parent Company
	September 2024	December 2023

Deferred revenues	842,951	901,002

Prepaid services(i)	170,856	187,540
Anticipated revenues	37,038	39,138
Deferred revenues on sale of towers(ii)	586,064	626,636
Contract liabilities(iii)	48,993	47,688

Current portion	(273,591)	(279,401)
Non-current portion	569,360	621,601

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 18).

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at September 30, 2024 and December 31, 2023 are below:

85

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	September 2024	December 2023

Accounts receivable included in trade accounts receivable	2,708,780	2,344,726
Contractual assets (note 6)	19,346	19,957
Contractual liability	(48,993)	(47,688)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period.

Contractual assets (liabilities)

Balance on January 1, 2024	(27,731)
Additions	69,052
Write-offs	(70,968)
Balance on September 30, 2024	(29,647)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2024	2025	2026
Contractual assets (liabilities)	(5,619)	(21,695)	(2,333)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

86

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)
24.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable.

Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company
	September 2024	December 2023

Provision for legal and administrative proceedings	1,518,008	1,410,299

Civil(a)	539,973	498,180
Labor(b)	215,980	212,929
Tax(c)	727,958	666,209
Regulatory(d)	34,097	32,981

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2023	Additions, net of reversals	Payments	Inflation adjustment	September 2024

	1,410,299	217,032	(245,847)	136,524	1,518,008

Civil(a)	498,180	72,404	(84,930)	54,319	539,973
Labor(b)	212,929	58,895	(85,528)	29,684	215,980
Tax(c)	666,209	84,272	(73,995)	51,472	727,958
Regulatory(d)	32,981	1,461	(1,394)	1,049	34,097

87

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	December 2022	Additions, net of reversals	Payments	Inflation adjustment	September 2023

	1,112,156	258,903	(274,238)	246,700	1,343,521

Civil(a)	392,976	127,619	(165,601)	144,376	499,370
Labor(b)	214,450	64,627	(98,348)	31,285	212,014
Tax(c)	473,390	62,929	(6,400)	69,612	599,531
Regulatory(d)	31,340	3,728	(3,889)	1,427	32,606

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$ 174,417 (R$ 179,815 on December 31, 2023) refer mainly to lawsuits related to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 301,971 (R$ 258,578 on December 31, 2023).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. The main amount of the conviction subject to the provision is R$ 50 million, of which R$ 161,985 million is monetarily restated as of September 30, 2024.  TIM filed an Extraordinary Appeal against the ruling handed down by the Superior Court of Justice alleging a violation of constitutional provisions, which was denied. Against this decision, TIM filed an Internal Appeal, which was dismissed, giving rise to the filing of Motions for Clarification, which are pending judgment.

Concurrently, TIM filed a Complaint with the Federal Supreme Court (STF) questioning the jurisdiction of this Court to analyze the application of TOPIC 1.075 to the case. The Complaint was denied, which led to the filing of Statements of Clarification, which are pending judgment.

88

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 53,472 (R$ 45,770 on December 31, 2023).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 8,111 (R$ 11,964 on December 31, 2023).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,002 (R$ 2,053 on December 31, 2023).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). There is no provisioned amount corresponding to these lawsuits as of September 30, 2024 and December 31, 2023.

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions discussed in the Judiciary Branch.

From the total of 2,050 Labor claims as of September 30, 2024 (1,833 as of December 31, 2023) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security. The provisioning of these claims totals R$ 215,980 updated monetarily (R$ 212,929 on December 31, 2023).

c. Tax proceedings

	September 2024	December 2023
Federal taxes	316,662	274,781
State taxes	327,390	307,898
Municipal taxes	10,087	9,711
TIM S.A. proceedings (Purchase price allocation)	73,819	73,819

	727,958	666,209

89

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 83 proceedings and is mainly composed of the following lawsuits:

(i)	The provision supports 60 lawsuits related to challenges involving the levy on CIDE, CPMF, CSLL, IRRF operations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,645 (R$ 4,513 on December 31, 2023).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 46,641 (R$ 44,917 on December 31, 2023).

(iii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 17,912 (R$ 17,239 on December 31, 2023).

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 70,601 (R$ 68,084 on December 31, 2023).

(iv)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 64,561 (R$ 60,828 on December 31, 2023).

(v)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 20,891 (without correspondence on December 31, 2023).

State taxes

The provision for TIM S.A. supports 139 lawsuits and is mainly composed of the following types:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 27,421 (R$ 39,219 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)
(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 98,713 (R$ 8,460 on December 31, 2023);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 49,423 (R$ 47,178 on December 31, 2023);

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 37,574 (R$ 26,280 on December 31, 2023);

(v)	credits related to tax replacement operations, whose restated amounts total R$ 10,312 (R$ 11,260 on December 31, 2023).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 14,739 (R$ 15,167 on December 31, 2023).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 23,852 (R$ 35,176 on December 31, 2023).

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,201 (R$ 34,820 on December 31, 2023).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 73,819 as of December 31, 2023).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On September 30, 2024, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the monetary update, classified with risk of probable loss is R$ 34,097 (R$ 32,981 on December 31, 2023).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

91

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	September 2024	December 2023

	23,841,314	21,351,995

Civil (e.1)	1,613,173	1,512,495
Labor and Social Security (e.2)	387,550	400,827
Tax (e.3)	21,631,949	19,236,990
Regulatory (e.4)	208,642	201,683

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	September 2024	December 2023
Consumer lawsuits (e.1.1)	152,567	140,934
ANATEL (e.1.2)	366,674	350,187
Consumer protection bodies (e.1.3)	550,036	480,094
Former trading partners (e.1.4)	286,190	260,431
Social and environmental and infrastructure (e.1.5)	83,303	119,669
Other (e.1.6)	174,403	161,180
	1,613,173	1,512,495

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other matters: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets and (iv) wholesale product reference offering models (ORPAs).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 109,576 (R$ 113,315 on December 31, 2023).

e.2.2. Labor

There are 2,015 Labor claims as of September 30, 2024 (3,102 as of December 31, 2023) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 277,974 (R$ 287,512 as of December 31, 2023). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	September 2024	December 2023

	21,631,949	19,236,989

Federal taxes (e.3.1)	4,860,574	3,139,640
State taxes (e.3.2)	10,869,064	10,438,811
Municipal taxes (e.3.3)	1,836,886	1,712,988
FUST, FUNTTEL and EBC (e.3.4)	4,065,425	3,945,550

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 14,756,006 (R$ 13,095,822 on December 31, 2023).

e.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$ 4,860,574 on September 30, 2024 (R$ 3,139,640 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,804,290 (R$ 1,711,566 on December 31, 2023). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	In the third quarter of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved classified as possible risk is R$ 1,336,492.

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 239,169 (R$ 255,912 on December 31, 2023)

(iv)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 80,453 (R$ 77,697 on December 31, 2023).

(v)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 334,504 (R$ 318,365 on December 31, 2023).

(vi)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 328,059 (R$ 316,675 on December 31, 2023).

(vii)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 303,104 (with no correspondence on December 31, 2023).

The amounts not highlighted refer to several discussions on related federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, goodwill breakdowns and calculation of estimates, taxation on onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on September 30, 2024 is R$ 10,869,064 (R$ 10,438,811 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,400,426 (R$ 1,338,672 on December 31, 2023).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 481,183 (R$ 435,326 on December 31, 2023).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 823,454 (R$ 782,497 on December 31, 2023).

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. On September 30, 2024, the amount involved is R$ 4,422,754 (R$ 4,304,655 as of December 31, 2023).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 108,948 (R$ 134,165 on December 31, 2023).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,062,083 (R$ 996,002 on December 31, 2023).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 1,012,399 (R$ 726,364 on December 31, 2023).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 162,661 (R$ 148,465 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)
(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 236,862 (R$ 339,088 on December 31, 2023).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,836,886 on September 30, 2024 (R$ 1,712,988 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,528,577 (R$ 1,431,623 on December 31, 2023).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 97,349 (R$ 93,172 on December 31, 2023).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 161,968 (R$ 143,150 on December 31, 2023).

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,065,425 (R$ 3,945,550 on December 31, 2023). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On September 30, 2024, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the monetary update, classified with possible risk was R$ 208,642 (R$ 201,683 on December 31, 2023).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, decrease of Complaint Rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by Anatel in June 2023.

In June 2024, TIM’s Conduct Adjustment Term (TAC) ended. However, due to the adverse climate event that affected the state of Rio Grande do Sul in the months of April and May 2024, for 19 municipalities located in that state, the service deadline was extended in this particular case until September 30, 2024, in a new Amendment to the TAC which was formalized between the parties.

The Company will continue to fully implement internal monitoring mechanisms to meet inspection needs and proof of compliance with obligations and commitments.

The Company has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Other liabilities and provision
	Parent Company
	September 2024	December 2023

Other liabilities and provision	262,211	365,841

Provision for future asset decommissioning	74,537	130,328
Advance from customers	21,111	25,215
Onerous capacity contract(i)	78,645	122,042
Other provisions for risk	21,581	42,419
Other	66,337	45,837

Current portion	(118,315)	(121,273)
Non-current portion	143,896	244,568

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

26.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-in share capital on September 30, 2024, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2023).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	September 2024	December 2023

	380,629	384,311

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	27,025	30,707

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 27).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On September 30, 2024, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,362,239 (R$ 2,362,239 on December 31, 2023).

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2023, dividends and Interest on Shareholders’ Equity were calculated as follows:

2023

Net profit for the year	2,837,422
(-) Non-distributable tax incentives	(237,828)
(-) Constitution of legal reserve	(129,979)
Adjusted net profit	2,469,615

Minimum dividends calculated on the basis of 25% of adjusted profit	617,404

Breakdown of dividends payable and interest on shareholders’ equity:
Interest on shareholders’ equity (i)	1,600,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,600,000

Withholding income tax (IRRF) on interest on shareholders' equity	(233,230)
Total dividends and net interest on shareholders’ equity	1,366,770

Additional dividends (i)	1,310,000

Total dividends (including additional dividends) and net JSCP	2,676,770

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

(i) During the year 2023, the amount of R$ 1,600,000 of interest on shareholders’ equity were distributed and additional amount of R$ 1,310,000 of dividends, which were approved during the Shareholders’ General Meeting on March 28, 2024, totaling R$ 2,910,000.

The amounts allocated until September 30, 2024 and December 31, 2023 are as follows:

Approval	Payment	Dividend

04/19/2023	05/09/2023	230,000
06/12/2023	07/12/2023	290,000
09/18/2023	10/23/2023	425,000
12/06/2023	01/23/2024	655,000
02/06/2024 (i)	Apr 2024 July 2024 and Oct 2024	1,310,000

Total 2023		2,910,000

03/19/2024	04/22/2024	200,000
06/14/2024	07/23/2024	300,000
09/17/2024	10/23/2024	300,000

Total 2024		800,000

(i) The dividends were approved at the General Meeting on March 28, 2024.

Up to September 30, 2024, the Company disbursed, through dividends and/or interest on shareholders’ equity, R$ 1,351,777 (R$ 1,470,470 in 2023) to controlling shareholders and R$ 644,743 (R$ 704,459 in 2023) to non-controlling shareholders.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The balance on September 30, 2024 of the item “dividends and interest on shareholders' equity payable” totaling R$ 799,175 (R$ 647,872 on December 31, 2023) is composed of the outstanding amounts of previous years totaling R$ 107,180 (R$ 89,143 on December 31, 2023) in addition to the paid amount of R$ 436,000 which were paid in October 2024 and R$ 300,000 (R$ 255,995, net) in interest on shareholders' equity, which were paid in October 2024.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses. On September 30, 2024, the amount of R$ 14,329 referring to the prescribed dividends was recorded.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

27.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021−2023 and 2024−2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period (Dec/2023)	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash during the period				Shares canceled (principal) during the period	Stock balance (principal) at the end of the period (Sept/2024)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash
2024−2026 Plan 2024 Grant(s)	1,226,859	July 2027	R$ 18.34	-	1,226,859	-	-	-	-	-	-	-	-	(51,535)	1,175,324
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	1,535,604	-	(227,983)	(223,132)	(24,405)	-475,520	-	-	-	-	(46,018)	1,261,603
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	771,302	-	(252,442)	(374,411)	(53,679)	-680,532	(7,055)	(10,463)	(1,500)	(19,018)	(12,078)	499,727
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	821,942	-	(782,079)	(344,768)	(123,101)	-1,249,948	(31,177)	(15,312)	(5,080)	(51,569)	(8,686)	-
Total	7,447,174			3,128,848	1,226,859	(1,262,504)	(942,311)	(201,185)	-2,406,000	(38,232)	(25,775)	(6,580)	(70,587)	(118,317)	2,936,654
Weighted average price of the balance of grants			R$ 15.01

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

•	2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

As of September 30, 2024, expenses related to said long-term benefit plans totaled R$ 23,181 (R$ 26,315 as of September 30, 2023).

Termination of the Share Buyback Program and Approval of a New Program

On June 12, 2023, the Board of Directors of the Company approved a Share Buyback Program. On July 30, 2024, the Board of Directors became aware of the termination of this program and approved a new share buyback program of its own issuance. The new program started as of the date of the Board of Directors’ resolution, remaining in effect until January 30, 2026, considering that acquisitions shall be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, observing the applicable legal and regulatory limits.

28.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended September 30, 2024 is R$ 101,349 (R$ 122,137 on September 30, 2023).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	September 2024	September 2023	September 2023

Net operating revenue	18,817,012	17,567,847	17,558,734

Gross operating revenue	27,129,493	24,648,229	24,686,630

Revenue from services	25,953,825	23,570,996	23,609,397
Revenue from services - Mobile	24,473,660	22,118,912	22,157,313
Service revenue - Landline	1,480,165	1,452,084	1,452,084

Sale of goods	1,175,668	1,077,233	1,077,233

Deductions from gross revenue	(8,312,481)	(7,080,382)	(7,127,896)
Taxes levied	(2,994,473)	(2,697,643)	(2,744,553)
Discounts granted	(5,304,227)	(4,377,230)	(4,377,834)
Returns and other	(13,781)	(5,509)	(5,509)

29.	Operating costs and expenses

	Parent Company
	September 2024				September 2023
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(8,827,486)	(4,472,387)	(1,319,767)	(14,619,640)	(8,826,109)	(4,176,711)	(1,308,030)	(14,310,850)

Personnel	(41,603)	(679,334)	(374,930)	(1,095,867)	(46,259)	(631,998)	(342,468)	(1,020,725)
Outsourced services	(526,651)	(1,573,276)	(583,408)	(2,683,335)	(516,622)	(1,610,098)	(603,617)	(2,730,337)
Interconnection and connection means	(2,224,548)	-	-	(2,224,548)	(2,535,763)	-	-	(2,535,763)
Depreciation and amortization	(4,707,998)	(290,681)	(301,954)	(5,300,633)	(4,591,087)	(252,513)	(303,838)	(5,147,438)
Taxes, fees and contributions	(94,245)	(703,808)	(21,220)	(819,273)	(28,702)	(620,232)	(18,996)	(667,930)
Rentals and reinsurance	(425,542)	(132,870)	(22,312)	(580,724)	(383,752)	(113,139)	(16,796)	(513,687)
Cost of goods sold	(763,279)	-	-	(763,279)	(722,799)	-	-	(722,799)
Advertising	-	(541,756)	-	(541,756)	-	(449,981)	-	(449,981)
Losses on doubtful accounts	-	(511,780)	-	(511,780)	-	(448,132)	-	(448,132)
Other	(43,620)	(38,882)	(15,943)	(98,445)	(1,125)	(50,618)	(22,315)	(74,058)

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	Consolidated
	September 2023
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(8,583,065)	(4,288,090)	(1,309,616)	(14,180,771)

Personnel	(46,259)	(631,998)	(342,468)	(1,020,725)
Outsourced services	(522,785)	(1,679,450)	(605,173)	(2,807,408)
Interconnection and connection means	(2,065,756)	-	-	(2,065,756)
Depreciation and amortization	(4,810,661)	(252,566)	(303,837)	(5,367,064)
Taxes, fees and contributions	(28,810)	(643,179)	(19,021)	(691,010)
Rentals and reinsurance	(384,441)	(113,142)	(16,802)	(514,385)
Cost of goods sold	(722,799)	-	-	(722,799)
Advertising	-	(449,982)	-	(449,982)
Losses on doubtful accounts	-	(467,157)	-	(467,157)
Other	(1,554)	(50,616)	(22,315)	(74,485)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 19,170 (R$ 15,322 on September 30, 2023). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a decrease in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

30.	Other net revenue (expense)

	Parent company		Consolidated
	September 2024	September 2023	September 2023
Revenues
Revenue from grant, net	-	860	860
Fines on telecommunication services	75,239	54,819	55,047
Revenue on disposal of assets	6,180	3,097	3,097
Other revenues (ii)	51,270	46,792	46,785
	132,689	105,568	105,789
Expenses
FUST/FUNTTEL(i)	(121,125)	(117,225)	(118,391)
Taxes, fees and contributions	(15,258)	(959)	(959)
Provision for legal and administrative proceedings, net of reversal
	(189,023)	(234,594)	(234,596)
Expenses on disposal of assets	(6,594)	(8,382)	(8,382)
Other expenses	(19,613)	(17,115)	(17,796)
	(351,613)	(378,275)	(380,124)

Other revenues (expenses), net	(218,924)	(272,707)	(274,335)

(i)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

(ii)	It mainly represents deferred revenue from the sold towers (pursuant to Note 18), totaling R$ 40,571 as of September 30, 2024 (R$ 40,571 as of September 30, 2023).

106

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

31.	Financial revenues
	Parent company		Consolidated
	September 2024	September 2023	September 2023

Financial revenues	616,279	932,177	952,926
Interest on interest earning bank deposits	287,563	318,507	338,980
Interest received from customers	30,194	19,092	19,173
Swap interest (iii)	174,531	370,597	370,597
Interest on lease	21,204	20,935	20,935
Inflation adjustment(i)	82,133	161,017	161,017
Other derivatives(ii)	19,587	39,173	39,173
Other revenue	1,067	2,856	3,051

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) This is the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until September 30, 2024, the Company obtained the subscription right related to the 11th contract targets, generating an effect of R$ 19,587 (R$ 39,173 on September 30, 2023, related to 9th and 10th contract targets). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 28.

(iii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

32.	Financial expenses

	Parent company		Consolidated
	September 2024	September 2023	September 2023

Financial expenses	(2,075,930)	(2,103,106)	(2,011,031)
Interest and inflation adjustment on loans and financing	(186,132)	(149,135)	(149,135)
Interest on taxes and rates	(201,863)	(186,407)	(189,756)
Swap interest	(271,770)	(450,044)	(450,044)
Interest on lease liabilities, net of cancellation	(1,072,860)	(831,677)	(730,104)
Inflation adjustment(i)	(146,780)	(257,138)	(262,315)
Discounts granted	(32,287)	(41,716)	(41,716)
Other expenses (ii)	(164,238)	(186,989)	(187,961)

(i) Substantial portion related to the monetary restatement of lawsuits, in the amount of R$ 136,524 - see note 24 (R$ 247,139 as of September 30, 2023); and

(ii) A major portion related to: (a) interest on concessions totaling R$ 84,355 (R$ 82,713 at September 30, 2023); and (b) financial expenses related to guarantee insurance, surety and charges of R$ 73,009 (R$ 72,896 on September 30, 2023).

33.	Foreign exchange variations, net

	Parent Company		Consolidated
	September 2024	September 2023	September 2023
Revenues
Loans and financing(i)	-	81,956	81,956
Suppliers	20,082	27,133	27,133
Swap(ii)	98,414	10,698	10,698
Other	77,313	21,292	21,292
	195,809	141,079	141,079
Expenses
Loans and financing(i)	(49,103)	(10,698)	(10,698)
Suppliers	(46,258)	(13,346)	(13,346)
Swap(ii)	(49,310)	(81,956)	(81,956)
Other	(25,744)	(32,470)	(32,470)
	(170,415)	(138,470)	(138,470)

Net foreign exchange variations	25,394	2,609	2,609

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 37).

108

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

34.	Earnings per share

The balances presented below represent the Parent Company and Consolidated amounts.

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period, excluding treasury shares.

	September 2024	September 2023

Income attributable to the shareholders of the company	2,105,669	1,754,913

Weighted average number of shares issued (thousands)	2,419,898	2,420,762

Basic earnings per share (in R$)	0.87	0.72

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	September 2024	September 2023

Income attributable to Company's shareholders	2,105,669	1,754,913

Weighted average number of shares issued (thousands)	2,420,281	2,420,769

Diluted earnings per share (in R$)	0.87	0.72

The calculation of diluted earnings per share considered 383 (6 thousands on September 30, 2023) shares related to the long-term, as mentioned in Note 27.

109

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

Assets

	Parent Company
	September 2024	December 2023

Telecom Italia Sparkle(i)	8,281	3,004
Gruppo Havas(vi)	46,690	6,544
TI Sparkle(iii)	435	187
TIM Brasil (vii)	23,248	22,803
Telecom Italia S.p.A. (ii)	16,265	3,298
I-Systems(ix)	47,470	7,502
Other	97	96
Total	142,486	43,434

	Liabilities
	Parent Company
	September 2024	December 2023

Telecom Italia S.p.A. (ii)	139,728	127,902
Telecom Italia Sparkle(i)	9,268	4,797
TI Sparkle(iii)	14,856	8,087
TIM Brasil (iv)	10,858	10,858
Vivendi Group(v)	3,075	2,683
Gruppo Havas(vi)	127,416	68,407
I-Systems(viii)	59,463	60,367
TIM Brasil (xii)	459,962	370,774
Italtel(x)	-	8,507
Other	7,105	4,229

Total	831,731	666,611

110

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Revenue
	Parent Company		Consolidated
	September 2024	September 2023	September 2023

Telecom Italia S.p.A. (ii)	4,525	4,325	4,325
Telecom Italia Sparkle(i)	4,819	2,209	2,209
TI Sparkle(iii)	253	595	595
I Systems (ix)	2,593	24,602	24,602
Total	12,190	31,731	31,731

Cost / Expense
	Parent Company		Consolidated
	September 2024	September 2023	September 2023

Telecom Italia S.p.A. (ii)	112,995	94,046	94,046
Telecom Italia Sparkle(i)	5,497	11,060	11,060
TI Sparkle(iii)	10,049	13,303	13,303
Vivendi Group(v)	4,724	5,001	5,001
Gruppo Havas(vi)	463,722	406,038	406,038
I Systems(viii)	332,369	305,883	305,883
Other	19,784	15,895	15,895
Total	949,140	851,226	851,226

(i)	amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.
(ii)	The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii)	Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv)	Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(v)	the values refer to Value Added Services-VAS.

(vi)	From the values described above, in the result, they refer to advertising services, of which, R$ 458,185 (R$ 365,493 on September 30, 2023), are related to media transfers.

(vii)	Refer to judicial deposits made on account of labor claims.

(viii)	The amounts refer to fiber infrastructure capacity services.

(ix)	The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x)	The amounts refer to the development of the software used in the billing of telecommunication services. On July 05, 2024, the related party Italtel S.p.A. was sold, together with all its subsidiaries.

(xi)	The amounts refer to the balance of dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On September 30, 2024, the Company invested R$ 5,812 (R$ 6,673 on September 30, 2023).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

36.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	September 2024	September 2023

Short-term benefits	20,351	18,240
Share-based remuneration	8,695	6,816
	29,046	25,056

37.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On September 30, 2024 and December 31, 2023, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on September 30, 2024 and December 31, 2023, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the Company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on September 30, 2024 and December 31, 2023 or revenues from services rendered during the periods ended September 30, 2024 and 2023.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended September 30, 2024 and 2023. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of September 30, 2024 and December 31, 2023.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 18 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	September 2024		December 2023
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	330,468	185,499	304,959	239,714
Other derivatives(i)	522,821	-	502,453	-
	853,289	185,499	807,412	239,714

Current portion	(327,042)	(185,499)	(299,539)	(239,714)
Non-current portion	526,247	-	507,873	-

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.62% of the shares of C6 capital on September 30, 2024 (4.44% on December 31, 2023), where the Group/Company paid a share subscription premium in the amount of R$ 26.3 million until September 30, 2024 (R$ 25.5 million up to December 31, 2023). As required by IFRS 9 / CPC 48, the financial instrument must be valued at its fair value that on September 30, 2024 corresponds to R$ 523 million (R$ 502 million as of December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The impact of the mark-to-market is calculated by the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and subsequently revaluated and possible changes recorded in the Company’s financial income (loss) for the year, considering the arbitration risks disclosed in Note 28.

The long-term derivative financial instruments at September 30, 2024 are due in accordance with the following schedule:

Assets

2025	526,247
>2026	-
526,247

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 18.

Financial instruments measured at fair value:

	September 2024
	Level 1	Level 2	TOTAL

Total assets	2,248,827	1,016,247	3,265,074

Financial assets at fair value through profit or loss	2,248,827	1,016,247	3,265,074

Derivative financial instruments	-	330,468	330,468
Other derivatives		522,821	522,821
Marketable securities	2,060,263	-	2,060,263
Other financial assets	188,564	162,958	351,522

Total liabilities	-	185,499	185,499

Financial liabilities at fair value through profit or loss	-	185,499	185,499

Derivative financial instruments	-	185,499	185,499

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

	December 2023
	Level 1	Level 2	TOTAL

Total assets	2,025,202	970,370	2,995,572

Financial assets at fair value through profit or loss	2,025,202	970,370	2,995,572

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Marketable securities	1,971,439	-	1,971,439
Other financial assets	53,763	162,958	216,721

Total liabilities	-	239,714	239,714

Financial liabilities at fair value through profit or loss	-	239,714	239,714

Derivative financial instruments	-	239,714	239,714

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
•	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by category

The Company’s financial instruments per category can be summarized as follows:

September 30, 2024

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,810,254	3,265,074	11,075,328

Derivative financial instruments		330,468	330,468
Other derivatives		522,821	522,821
Trade accounts receivable and other accounts receivable excluding prepayments	4,565,273	-	4,565,273
Marketable securities		2,060,263	2,060,263
Cash and cash equivalents	2,287,330	-	2,287,330
Leases	240,922	-	240,922
Judicial deposits	672,384	-	672,384
Other financial assets	-	351,522	351,522
Other amounts recoverable	44,345	-	44,345

Liabilities, as per balance sheet	20,095,177	185,499	20,280,676

Loans and financing	3,133,359	-	3,133,359
Derivative financial instruments	-	185,499	185,499
Suppliers and other obligations, excluding legal obligations	3,653,624	-	3,653,624
Lease liabilities	12,509,019	-	12,509,019
Dividends and interest on shareholders' equity payable	799,175	-	799,175

117

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

December 31, 2023

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,993,747	2,995,572	10,989,319

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Trade accounts receivable and other accounts receivable excluding prepayments	3,908,773	-	3,908,773
Marketable securities	-	1,971,439	1,971,439
Cash and cash equivalents	3,077,931	-	3,077,931
Leases	236,341	-	236,341
Judicial deposits	689,739	-	689,739
Other financial assets	-	216,721	216,721
Other amounts recoverable	80,963	-	80,963

Liabilities, as per balance sheet	21,287,705	239,714	21,527,419

Loans and financing	3,770,946	-	3,770,946
Derivative financial instruments	-	239,714	239,714
Suppliers and other obligations, excluding legal obligations	4,612,112		4,612,112
Lease liabilities	12,256,775	-	12,256,775
Dividends and interest on shareholders' equity payable	647,872	-	647,872

118

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

The regular purchases and sales of financial assets are recognized on the trading date, which is the date when the Company commits to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On September 30, 2024, there are no types of margins or guarantees applied to the company's derivative transactions.

Based on mandatory market developments, we changed the index of our debt with KFW/Finnvera from Libor to SOFR.

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on September 30, 2024 and December 31, 2023 are shown in the following table:

September 30, 2024

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	SOFR X DI	KFW/ Finnvera	Bank of America	60,954	60,954	100%	SOFR + 1.17826% p.a.	81.50−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	630,036	631,539	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,965,074	1,964,889	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	392,338	393,509	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

119

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

December 31, 2023

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and Bank of America	125,854	125,854	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	206,140	207,987	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	485,498	485,740	100%	1.73% p.a.	CDI + 1.05% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,068	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,880,389	1,882,880	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	392,340	393,389	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), SOFR and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, SOFR and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Sep 2024	2,859,099	-	2,859,099	(2,713,779)	145,320	-	-

CDI	probable	2,859,099	-	2,859,099	(2,713,779)	145,320	-	-
	possible	2,859,099	-	2,859,099	(2,717,098)	142,001	(3,319)	(3,319)
	remote	2,859,099	-	2,859,099	(2,721,040)	138,059	(7,261)	(7,261)
USD	probable	2,859,099	-	2,859,099	(2,713,779)	145,320	-	-
	possible	2,874,336	15,237	2,874,336	(2,713,779)	160,557	15,237	-
	remote	2,889,573	30,474	2,889,573	(2,713,779)	175,794	30,474	-
SOFR	probable	2,859,099	-	2,859,099	(2,713,779)	145,320	-	-
	possible	2,859,745	646	2,859,745	(2,713,779)	145,966	646	-
	remote	2,860,391	1,292	2,860,391	(2,713,779)	146,612	1,292	-
IPCA	probable	2,859,099	-	2,859,099	(2,713,779)	145,320	-	-
	possible	2,758,480	(100,619)	2,758,480	(2,713,779)	44,701	(100,619)	-
	remote	2,663,706	(195,393)	2,663,706	(2,713,779)	(50,073)	(195,393)	-

(1) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(2) (KFW Finnvera, BNB, Debenture and BNDES.

120

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Risk variable	Sensitivity scenario (i)	CDI	USD	SOFR	IPCA

CDI	Probable	10.65%	5.4481	5.39%	4.42%
	Possible	13.31%	5.4481	5.39%	4.42%
	Remote	15.98%	5.4481	5.39%	4.42%
USD	Probable	10.65%	5.4481	5.39%	4.42%
	Possible	10.65%	6.8101	5.39%	4.42%
	Remote	10.65%	8.1722	5.39%	4.42%
SOFR	Probable	10.65%	5.4481	5.39%	4.42%
	Possible	10.65%	5.4481	6.74%	4.42%
	Remote	10.65%	5.4481	8.08%	4.42%
IPCA	Probable	10.65%	5.4481	5.39%	4.42%
	Possible	10.65%	5.4481	5.39%	5.53%
	Remote	10.65%	5.4481	5.39%	6.63%

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on September 30, 2024 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	September 2024	September 2023
Net income (loss) from derivative operations	(48,135)	(150,705)
Income (loss) from operations with other derivatives	19,587	39,173

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

121

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Additions	503,351	1,885,076	(20,370)
Cancellations	-	(381,759)	-
Financial charges	189,772	1,099,407	97,240
Net foreign exchange variations	49,104	-	(49,104)
Payments	(1,379,814)	(2,350,480)	(127,858)

September 30, 2024	3,133,359	12,509,019	(667,790)

Parent Company

	Loans and financing	Lease liability(i)	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	9,948,873	(508,251)
Additions	-	1,740,464	122,218
Balance of incorporated company	-	2,992,831	-
Cancellations	-	(849,215)	-
Financial charges	250,921	1,029,263	79,448
Net foreign exchange variations	(71,257)	-	71,257
Payments	(312,422)	(2,256,456)	(192,849)
	-	-
September 30, 2023	4,837,067	12,605,760	(428,177)

Consolidated

	Loans and financing	Lease liability(i)	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	12,831,865	(508,251)
Additions	-	1,978,550	122,218
Cancellations	-	(766,306)	-
Financial charges	250,291	1,006,987	79,448
Net foreign exchange variations	(71,257)	-	71,257
Payments	(312,422)	(2,445,336)	(192,849)
	-	-
September 30, 2023	4,837,067	12,605,760	(428,177)

(i) Lease liability payments include payments of fines in the amount of R$ 155 million.

122

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

38.	Pension plan and other post-employment benefits

	September 2024	December 2023

PAMEC/asset policy and medical plan	5,019	5,019

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

39.	Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of September 30, 2024, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

123

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued September 30, 2024 (In thousands of reais, unless otherwise indicated)

Modalities	Maximum indemnity limits
Operational risks	R$ 629,070
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

40.	Supplementary information to the cash flow

	Parent Company		Consolidated
	September 2024	September 2023	September 2023
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(1,840,563)	(1,644,073))	(2,044,366)
Increase in lease liabilities - no cash effect	1,885,075	1,644,073	2,044,366
Assets and liabilities, net of merger effects	-	3,877,394	-
C6 Bank bonus warrant	-	162,958	162,958
Allowances approved but not yet paid	736,000	290,000	290,000

41.	Subsequent events

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of
R$ 300,000 of Interest on Shareholders’ Equity as of September 17, 2024. The payment took place on October 23, 2024, and the date for identification of shareholders entitled to receive such amounts took place on September 23, 2024.

124

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly information, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on September 30th, 2024, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, November 4th, 2024.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council
HELOISA BELOTTI BEDICKS Member of the Fiscal Council

125

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Quarterly Information for the period ended September 30th, 2024.

Rio de Janeiro, November 4th, 2024.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

126

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Quarterly Information for the period ended September 30th, 2024.

Rio de Janeiro, November 4th, 2024.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

127

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 4, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer